07023262

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Equinox Minerals Ltd

*CURRENT ADDRESS 155 University Avenue
Toronto, Ontario
Canada M5H 3B7

PROCESSED
MAY 0 9 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35081

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/4/07

Equinox Annual Report 2006



Launching a Mid-Tier Copper Producer

EQUINOX
MINERALS LIMITED

Contents

Corporate Directory

Directors and Officers

Sir Samuel Jonah	*Chairman*
Craig R Williams	*President & Chief Executive Officer*
Harry N Michael	*Director, Vice President Operations & COO*
Dave V Mosher	*Director*
Brian W Penny	*Director*
Michael J Klessens	*Vice President Finance & CFO*
Kevin van Niekerk	*Vice President Investor Relations & Corporate Development*
Robert L Rigo	*Vice President Project Development*
Ralph L Gibson	*Vice President Project Finance*

Equinox Minerals Limited Offices

Canada
155 University Avenue, Toronto Ontario, Canada M5H 3B7
Telephone: +1 (416) 865 3393
Facsimile: +1 (416) 865 3394

Australia
50 Kings Park Road, West Perth, Western Australia, Australia 6005
Telephone: +61 (8) 9322 3318
Facsimile: +61 (8) 9324 1195
Email: equinox@equinoxminerals.com
Website: http://www.equinoxminerals.com

Stock Symbol
EQN – Toronto Stock Exchange, Australian Stock Exchange

Auditors
PricewaterhouseCoopers LLP
Suite 3000, Box 82, Royal Trust Tower, TD Centre
Toronto Ontario, Canada M5K 1G8

Transfer Agents
CIBC Mellon Trust Company
199 Bay Street, Commercial Court West, Securities Level
Toronto Ontario, Canada M5L 1G9
Telephone: +1 416 643 5500

Advanced Share Registry Services
110 Stirling Highway, Nedlands, Perth, Western Australia, 6009, Australia
Telephone: +61 (8) 9389 8033

Introduction

Equinox is an international exploration and mine development company that is developing Lumwana, a major copper project in Zambia, and is actively exploring for base metals and uranium in Zambia.

The Corporation's shares are listed in Canada on the Toronto Stock Exchange and on the Australian Stock Exchange under the symbol 'EQN'.

The Company's primary focus is the development of the Lumwana Project in Zambia; one of the world's fastest growing copper exporting countries. Lumwana, owned 100% by Equinox, is situated 220 km northwest of the world-renowned Zambian Copperbelt.

The Company has signed a debt facility with a group of international financial institutions to provide a total of US$583.8 million in senior and subordinated project finance and over the last 16 months the Company has raised a total of US$427 million in equity finance.

With proven and probable reserves totalling 321 million tonnes of ore grading at 0.73% copper, Lumwana represents one of the largest fully permitted copper projects in the world currently under construction and the largest new mining project seen in Zambia in 40 years.

The Project is expected to process 20 million tonnes per year of ore to produce copper concentrates containing an average of 169,000 tpa of copper metal (or 373 million lbs of copper per year) in the first six years and average Lumwana production of 122,000 tpa of copper metal (269 million lbs/year) over the life of mine (37 years).

Lumwana mine construction is on schedule with commissioning expected during Q2-2008.

Equinox is progressing towards its objective of operating Africa's largest copper producing mine and of transforming the Company into a mid-tier copper producer.

Equinox – 2006 Milestones

Equinox has made significant progress during 2006 and achieved the following milestones:

Lumwana Project Development

- Construction of the Lumwana Project commenced in early 2006 and accelerated over the year;
- a Fixed Price Engineering, Construction & Procurement (EPC) Construction Contract was signed with the Ausenco – Bateman Joint Venture;
- Long-Term Power Construction and Supply Agreements were signed with ZESCO with power commissioning scheduled by Q4 2007;
- an in-fill drill program was completed at Lumwana which more than doubled Lumwana mine life to 37 years with Proved and Probable Mineral Reserves alone of 18 years; and
- In February 2007 the Company signed the first Lumwana Concentrate Offtake agreement, a 5 year 'take and pay' contract with the new Chambishi Copper Smelter for 55% of Lumwana concentrate production.



Tires arrive on site



Early stage earthworks at dam site



First Hitachi EH4500 haul truck assembled on site

Project Financing

- Equinox signed a US$583.8 million senior and subordinated project finance debt facility in December 2006 with a syndicate of international financial institutions;
- The Company completed a number of major equity raisings in the past 18 months for a total of Can$495 million (US$427 million); and
- To date Equinox has received awards for "Mining Finance Deal of the Year" from four separate internationally recognized project finance publications.

Exploration

- The Company has invigorated it's exploration activities for both copper and uranium in Zambia with exciting exploration results reported from prospects on the Copperbelt and in the vicinity of Lumwana;
- Equinox restructured it's non Zambian exploration interests, vending it's gold projects in Peru into the TSX-V listed Alturas Minerals Corp ("ALT") and most of it's Australian base metal interests into the ASX listed Lontown Resources Limited ("LTR"), retaining significant minority interests in both companies; and
- In late 2006, Equinox received Mining Journal's "2006 Exploration Award" for the work carried out at Lumwana.

Corporate

- In 2006 Equinox was added to the S&P/TSX Composite Index, TSX SmallCap Index and the Materials, Metals & Mining Sector Index; and
- During 2006 Equinox was the 7th best performing stock in the TSX S&P 300 Index and recorded the 3rd highest trading volumes for the year.

2007 Objectives

- Maintain construction schedule so as to commission during Q2 2008, including:
  - Deliver, install and commission major fabricated plant and capital items;
  - Train project workforce of 1,000 personnel;
  - Deliver initial mining fleet and progress on-site assembly;
  - ZESCO electrification at site by Q4 2007;
  - Commence stripping of the Malundwe orebody and initial stage of the open pit development;
- Place the remaining Lumwana concentrate offtake;
- Implement hedging facilities for a portion of production;
- Expand exploration activities; and
- Conduct Lumwana Uranium feasibility study.

Launching a Mid-tier Copper Producer

2006 was a pivotal year for Equinox with numerous significant achievements underpinning the Company's continued progress towards building a mid-tier copper producer in order to generate substantial growth for shareholders.

Lumwana will be a very large operation. Construction is well underway at the mine and plant site. The Project will process about 20 million tonnes per year of ore to produce copper concentrates containing an average of 169,000 tonnes of copper metal (or 373 million lbs of copper per year) per year in the first 6 years and average Lumwana production over the 37-year Life-of-Mine of 122,000 tonnes of copper per year.

The Company awarded the implementation phase of the Lumwana Copper Project to a joint venture of Ausenco International Pty Ltd. and Bateman Minerals and Metals Pty Ltd., both highly experienced groups that have previously built large copper plants. The fixed-price EPC contract for US$407.6 million will limit cost overrun exposure and completion risk for Equinox and its Financiers.

Other key contracts secured for the development of Lumwana include the long-term power construction and supply contract with ZESCO, the Zambian national energy provider, which is expected to commission late in 2007. Mining fleet supply contracts were signed with Hitachi (240t haul trucks and excavators), Caterpillar (ancillary mining fleet) and Sandvik (drill rigs). The first five Hitachi trucks have been delivered to site and are being assembled.

Equinox is also now seeing the benefit of showing the foresight of ordering the critical long-lead mill items in late-2005. All of the major process plant components including the primary crusher, the SAG mill and the ball mill have been fabricated and are currently being shipped to site.

Onsite, where construction began early in 2006, major earthworks are at an advanced stage with all key arterial roads largely completed, the main water dam commissioned, plant site preparation for plant construction completed and the laying of foundations for the mills commenced. Clearing of the Malundwe ore body has commenced and the excavation of the starter pit will commence in April, exposing the ore body for the first time (a particularly exciting time for a geologist such as me).

In mid-2006, an extensive in-fill drilling program was conducted, producing a very significant doubling of mine life for Lumwana, increasing from 18 years to 37 years, and including 'Proved and Probable Mineral Reserves' alone of 16 years. The high rate of conversion from 'Inferred' to 'Indicated' categories confirms the consistency and predictability of the Lumwana orebodies. Doubling the mine life earned Equinox the '2006 Exploration Award' from the well respected UK based Mining Journal magazine.

In early 2007 in a landmark agreement, Equinox signed its first Lumwana offtake contract with Chambishi Copper Smelter Limited, a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd. to build a new copper smelter at the Chambishi mine. Equinox will supply this new smelter in a 5-year 'take and pay' contract to commence from Lumwana commissioning with annual commitments to Chambishi of 100,000 tonnes of copper contained in concentrates per year or approximately 230,000 tonnes per year of Lumwana concentrates. The contract represents the coming together of two important new projects and further underpins the growth of the copper industry in Zambia whilst cementing a strong international alliance between Zambia and the sponsoring companies from China, Canada and Australia.

In December, Equinox signed the US$583.8 million Lumwana project debt facility. The facility will be provided by a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies. The signing of the debt package is testament to the confidence the wide range of financial institutions involved in Lumwana have in the Company, its management and the Lumwana Project, as well as in Zambia. Recognizing this significant achievement Equinox has to date been awarded 'Mining Deal of the Year' by four separate internationally recognized project finance publications.

Coupled with the debt funding package, Equinox completed four major equity raisings in the past 16 months to ensure capital purchase programs and commissioning all remain on schedule and fulfilling our equity requirements necessary for debt draw-down.



Steel rigging for SAG / Ball mill foundations



SAG mill head fabrication in France



Heavy lift (275t) crane at Lumwana plant site

Total equity raised in this period amounts to Cdn$495 million (US$427 million), including a US$30 million investment made by ZCCM, the national mining company of the Government of the Republic of Zambia. This investment facilitates Zambian participation and underlines the renaissance occurring in this mining friendly country.

In exploration, Equinox reinvigorated activities elsewhere in Zambia including on the 19,300 km^2 of highly prospective properties covered by the Zambezi Project tenements. Interesting drill intercepts were reported from the Ndola West Prospect on the Copperbelt and from a number of prospects in the Lumwana region.

On a sad note in May 2006, Dr. Bruce Nisbet who co-founded Equinox with me, died following a brief, but courageous battle with cancer. As a friend and close business partner for almost 25 years, I enjoyed the wonderful experience of sharing a career with a uniquely gifted geologist. It is incredibly disappointing that Bruce will not now share the rewards of 13 years of intensive work and commitment to Equinox as the Company approaches its goal of emerging as a significant copper producer at Lumwana.

Finishing off the year on a positive note, the Standard & Poor's Canadian Index Operations added Equinox to the S&P/TSX Composite, the TSX SmallCap and the Materials, Metals & Mining Sector indices in Canada. The Company's S&P/TSX Composite market performance in 2006 was impressive, rating 7th in terms of share price appreciation and 3rd in terms of volume traded.

By meeting our target objectives, Equinox expects to commission Lumwana in Q2-2008. As an emerging major new producer, we plan to move aggressively forward as owner and operator of Africa's largest copper mine.



Craig R. Williams
President and Chief Executive Officer



Construction of the SAG / Ball mill foundations
at Lumwana plant site.




Surveying the crusher pad


Onsite assembly of Hitachi EX5500 excavator


Road transport of SAG mill shell segments





Equinox – Lumwana Project & Construction Summary

Summary

Situated 220 km northwest of the Zambian Copperbelt, Lumwana hosts a Proven and Probable Mineral Reserve of 321 million tonnes of ore grading 0.73% copper which represents one of the largest copper assets anywhere in the world currently in mine construction.

The Company's optimized development plan is based on the published (October 2006 Technical Report) 'Development Case' which provides a mining schedule that contains 45% Measured and Indicated Resources and 55% Inferred Resources to be mined over a 37 year mine life ('LOM') on the basis of processing 20 million tonnes per year of ore to produce copper concentrates for shipment to local and/ or overseas smelters.

LOM (37 years) annual production will average 122,000 tonnes (269 million lbs) of copper metal with over 169,000 tonnes (373 million lbs) being produced per year during the initial 6 year period. Total Operating Cash Costs under the Development Case are expected to be US$0.78 per pound during the initial 6 year period and average US$0.90 per pound of copper produced for LOM.

In addition, Lumwana hosts a uranium resource containing almost 22 million pounds of U_3O_8.

Project Location
Located in the North Western Province of Zambia, 220 km west of the Copperbelt and 65 km west of the town of Solwezi, Lumwana is easily accessed by the Northwest Highway. The Copperbelt, one of the world's greatest concentrations of copper-cobalt deposits, has been a centre of commercial copper production for 80 years.

Mining License
The Lumwana Large Scale Mining License, LML-49, covers 1,355 km^2 and includes two major copper deposits, Malundwe and Chimiwungo, and 25 exploration prospects. Equinox owns 100% of LML-49.

Infrastructure
One of the key reasons that Lumwana has not been mined earlier is the limited regional infrastructure. This situation is now changing with strong support from the Zambian Government. The Northwest Highway, which links the Lumwana region, Solwezi and the Copperbelt, passes within 3 km of the project. The Government has completed a highway upgrade as far as Solwezi and has committed to extend the upgrade to Lumwana.

The Government has also completed the construction of a 330kV power line to Solwezi which is being extended to Lumwana. Power line construction and long-term (15 year) power supply off-take agreements have been signed with ZESCO, the Zambian national power generating and distributing company. Construction for this 330kV power line extension has already commenced with commissioning scheduled for late 2007.

Mine Plan
The Company's optimized mine plan is based on the 'Development Case' which contemplates a mining schedule that contains 45% Measured and Indicated Resources and 55% Inferred Resources to be mined over a 37 year mine life on the basis of processing 20 million tonnes per year of ore at an average strip ratio of 4.2:1.

The Development Case mine plan envisages that the Malundwe and Chimiwungo deposits, which are 7 km apart, will be mined sequentially by open-pit mining methods. The ore bodies are 95% sulphide (with only 5% oxide) and very consistent, so large-scale bulk-mining methods will be employed utilizing equipment that includes 240 tonne capacity diesel-AC drive haulage trucks and 26m^3 capacity electric face shovels.

Sulphide ore will be processed on-site by conventional crushing, grinding and flotation to produce copper concentrates for shipment to off-site smelters. Metallurgical test work indicates recoveries of greater than 95% copper, producing average concentrate grades of 43.3% Cu for Malundwe and 29.5% Cu for Chimiwungo. The flotation plant has a design capacity to treat 20 million tonnes per year of ore and will, in the first 6 year period, produce in concentrate 169,000 tonnes of copper metal per year (373 million lbs per year).

Equinox – Lumwana Project & Construction Summary

In early 2007 in a landmark agreement, Equinox signed its first Lumwana offtake contract with Chambishi Copper Smelter Limited, a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd. to build a new copper smelter at the Chambishi mine on the Zambian Copperbelt.



28° E
DEMOCRATIC REPUBLIC OF CONGO
TANZANIA
0
200km
Lumwana
Kasama
Mwinilunga
Solwezi
Mufulira
Copperbelt
Chingola
Kitwe
Ndola
Mpika
13°
MALAWI
ANGOLA
Mongu
Lusaka
ZIMBABWE
Zambezi River
Major road
Railway
Livingstone
NAMIBIA
Lumwana LML 49
28° E

Life of mine production will average 122,000 tonnes of copper metal per year (269 million lbs year).

Concentrate Offtake

In early 2007 in a landmark agreement, Equinox signed its first Lumwana off take contract with Chambishi Copper Smelter Limited, a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd. to build a new copper smelter at the Chambishi mine on the Zambian Copperbelt. Equinox will supply this new smelter in a 5-year "take and pay" contract to commence from Lumwana commissioning, with annual commitments to Chambishi of 100,000 tonnes of copper contained in concentrates or approximately 230,000 tonnes of Lumwana concentrates.

Equinox continues to hold discussions with a number of other smelters for placement of the balance of concentrate product.

Project Debt and Equity Financing

The Company signed a US$583.8 million senior and subordinated project finance debt facility with a group of financial institutions for the completion of development and construction of Lumwana. The project debt facility is being provided by a syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies.

Equinox completed equity financing in the past 16 months totalling US$427 million primarily through a syndicate of Canadian and Australian investment banks. As well as these public issues a US$30 million private placement to ZCCM Investments Holdings Plc evidenced strong support for the Lumwana Project by the Government of the Republic of Zambia.

Debt drawdown is expected to commence during Q2-2007 after Equinox has completed expenditure of its equity contributions to the project financing. Drawdown will be subject to Equinox meeting a number of conditions precedent, including the provision of sufficient equity funds for project completion, the commitment to provide village housing for Equinox employees, the implementation of a hedging strategy and the commitment to deliver concentrate offtake arrangements with smelters that in aggregate relate to no less than 80% of anticipated Lumwana production over the first 5 years.

The Company is progressing towards the completion of these conditions precedent.





Arrival onsite of half sections of the 'bowl' for Hitachi haul trucks


CONSTRUCTION SITE
DEEP EXCAVATION WORKERS OVERHEAD
AUTHORISED PERSONNEL ONLY
ALL VISITORS TO REPORT TO SITE OFFICE
CAUTION BOBCAT & HEAVY MACHINERY OPERATING

Construction of the Primary Crusher foundations

Lumwana Construction

Project construction commenced in early 2006. To date, construction activity highlights include the following:

- Clearing, bulk earthworks and site preparation has been completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area;
- Completion of the main embankment wall and stream diversion channel or the water storage facility;
- Assembly of the initial Hitachi diesel/AC-drive haul trucks with the components for the first five 240 t trucks delivered to site. Tires, to be supplied under a long-term supply and management contract, also began arriving on site late in the fourth quarter of 2006;
- Clearing and topsoil stripping has commenced for the stage 1 pit within the Malundwe deposit in preparation for mining activities scheduled to commence in April 2007;
- The first mass concrete pour took place in December, 2006 and is continuing for the SAG/ball mill and primary crusher foundations; and
- Building of construction camp accomodation for over 1000 workers and commencement of Lumwana town construction.


HITACHI

Hitachi EX5500 excavator components arriving on site

The construction schedule remains on target, with commissioning of the mine scheduled to take place late in the second quarter of 2008.

Potential Project Enhancements

Lumwana concentrates have the potential to produce by-products including gold, cobalt and sulphuric acid. Also, during the Bankable Feasibility Study a uranium leach circuit was designed to extract uranium from the uranium mineralization stockpile. Equinox plans to further pursue the processing of uranium ore by conducting a uranium feasibility study in the coming year. Such potential by-product credits have not currently been taken to account in Lumwana economics.

Reserves & Resources

The Lumwana Project includes the Malundwe and Chimiwungo deposits. The Lumwana resource, defined by Golder Associates Pty. Ltd. ('Golder') in accordance with the JORC Code and CIM Standards NI43-101 and using a 0.2% copper cut-off, has been defined as follows:

Lumwana Resources: Measured + Indicated + Inferred

Class	Tonnes (Mt)	Cu (%)	Co (ppm)	Au (g/t)
Measured	129.5	0.89	238	0.03
Indicated	228.7	0.68	153	0.02
Total (Measured and Indicated)	358.2	0.76	184	0.02
Inferred	564.4	0.63	46	0.01

Uranium within the Malundwe and Chimiwungo copper deposits occurs as discrete uranium-enriched zones that will be separately mined and stockpiled during the copper mining operation and as such, processing of the copper ore does not produce any uranium 'contamination' of resultant copper concentrate. The Lumwana Uranium resource has been estimated using a 0.01% uranium cut-off grade as shown below.

Lumwana Uranium Mineral Resources

Class	Tonnes (Mt)	Grade U_3O_8%	Contained Metal U_3O_8 lbs
Indicated	9.5	0.093	19 408 000
Inferred	2.6	0.042	2 035 000

Lumwana Sulphide Reserves & Resources within Designed Pits – Development Case

	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	42.9	1.09
Probable	78.2	0.79
Total Mineral Reserves	121.1	0.89
Inferred Resource	4.2	0.77
Chimiwungo		
Proved	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	200.2	0.62
Inferred Resource	413.0	0.60
Combined Mulundwe + Chimiwungo		
Proved	124.4	0.83
Probable	196.9	0.66
Total Mineral Reserves	321.3	0.73
Total Inferred Resource	417.2	0.60



SAG mill shell fabrication in Spain

Notes to Resources & Reserves Table

The Mineral Reserve and Resource within engineered pits were determined by Golder on the basis of 12.5mx12.5mx4m block models, including mining dilution and recovery, and optimized by Whittle 4X software with associated pit designs generated using Vulcan software. The cut-offs applied were based on $1.20/lb Cu, resulting in sulphide cut-off grades of 0.16% for Malundwe and 0.21% for Chimiwungo. The Lumwana Uranium resource estimate was carried out based on a 0.01% U_3O_8 cut-off, ordinary kriging on 2m composite samples using 25mx25mx4m and 5mx5mx2m blocks.

Competent Persons

The estimates of mineral resources and ore reserves were prepared in accordance with the standards set out in the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (The JORC Code) and in accordance with CIM standards as prescribed by National Instrument 43-101. Mineral resource and reserve data is based on information compiled by persons who are members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and who have the relevant experience as 'competent persons' as defined in the JORC Code and as a 'Qualified Person' in accordance with National Instrument 43-101 in relation to the mineralization being reported on.

Technical information in this publication is summarized or extracted from the 'Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia' dated October 2006, prepared by Michael Davis, Process Manager, Ausenco Ltd., Ross Bertinshaw, Principal of Golder Associates Pty Ltd., Tim Miller, Director, of Investor Resources Finance Pty Ltd, and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd., each of whom is a 'Qualified Person' who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

Forward Looking Statements

Statements within this publication are forward-looking, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. See the October 2006 Technical Report on SEDAR at www.sedar.com for further details.

Equinox – Lumwana Project & Construction Summary

Zambia is one of the most stable countries in Southern Africa, benefiting from a robust, functioning multi-party democracy.



President Mwanawasa – Lumwana ground breaking ceremony with Craig Williams and Harry Michael



Chairman Sir Sam Jonah and President Mwanawasa

Zambia – Strong support for mine development

Zambia is one of the most stable countries in Southern Africa, with a functioning multi-party democracy. The Government is fully committed to mining development, which provides more than 85% of the country's foreign exchange earnings on an annual basis.

The Zambian Government has demonstrated strong fiscal discipline and good governance. Consequently the government has received external debt relief mainly from the International Monetary Fund, the World Bank and the African Development Bank which led to a significant reduction in the national debt.

Equinox in 2005 signed a Development Agreement with the Government that provides the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions including:

- no exchange controls;
- no restrictions on foreign shareholding levels;
- no requirements for government equity in development projects;
- corporate tax rates of 25% for mining development and production;
- gross royalty on payable metal production of 0.6%; and
- no capital gains tax.



Equinox

Exploration provides the critical 'pipeline' of projects...


N
0
100km
LUMWANA
LML 49
Kitwe-Mwerkere
Kasanka
Mwinilunga
Solwezi
Chingola
Ndola
Kabompo
Mwombezhi Dome
Lufwanyama
Lusaka
Major road
Railway
Lumwana project
Zambezi JV projects

Zambia

Zambia has been a commercial copper producing country for over 80 years achieving peak output of 720,000 tpa in the early 1970's. The resurgence of mining investment following divestiture of the former national mining company, ZCCM in the mid-1990's created a significant recovery in national copper production, exports and tax revenue. The Zambian Copperbelt remains one of the world's great copper provinces. With limited copper exploration since the 1970's and with 40% of the country still to be geologically mapped, Zambia hosts outstanding exploration opportunity. Equinox has applied modern exploration technology and concepts to leverage its opportunity.

The Equinox team knows how to explore in Zambia, having been active in the country since 1996. The company has an extensive portfolio of exploration properties in Zambia with outstanding copper potential, on the Copperbelt and in the North Western Province. Furthermore the significant number of radiometric anomalies actively being investigated offer great potential to increase the Company's current uranium resources.

Equinox will maintain an accelerated exploration effort in parallel with Lumwana construction to maintain an exploration 'pipeline' of projects.

Globally

Elsewhere, Equinox has interests in Australian nickel and IOCG exploration through equity interests in Liontown Resources Limited, (ASX: "LTR") and Alturas Minerals Corp. (TSX-V: "ALT") for gold and copper-gold exploration in Peru.

Lumwana Exploration

The Lumwana mining license covers 1,355 km^2 and is located on the Mwombezhi Dome. It is one of the most prospective parts of Zambia for large-scale, copper-cobalt deposits. In late 2004, Equinox demonstrated the success of its exploration strategy with the 'blind' discovery at Chimiwungo North, the first new discovery in the Lumwana region in over 40 years.

Modern geological tools utilized by Equinox at Lumwana include the application of high-resolution aero-magnetics and detailed induced polarization ('IP') geophysical surveys and these were critical in Equinox's success. Equinox has coupled these modern exploration techniques with revised geological concepts in a strategy to maximize its opportunity in some of the most prospective parts of the Central African Copperbelt.

Equinox has identified numerous targets at Lumwana including:

- The Kanga Prospect, a series of highly prospective geophysical anomalies that stretch over a strike length of 2 km occurring directly on strike and immediately to the south of


RC drilling at Ndola West prospect


Lumwana exploration team at Kababisa


Field assaying of RC samples at Lumwana

the planned Malundwe Pits. Reverse circulation percussion ('RC') drilling is underway with the initial phase of 10 x RC holes released showing all holes intersected copper mineralization (occurring as chalcopyrite and subordinate amounts of bornite, with cobalt also present) and three holes intersected uranium mineralization. The Malundwe deposit, the first to be mined, remains open in three directions;

- The Nyungu Prospect located about 40 km southwest of Malundwe where previous drilling intersected copper sulphides. Equinox has completed a geophysical program to define targets at Nyungu and rotary air-blast ('RAB') drilling is underway; and

- The Kababisa Prospect which lies 3 km northeast of Malundwe and 7 km from the Lumwana plant site. A geophysical and IP program identified many drill targets at Kababisa and RAB and RC drilling is underway.

Equinox considers Chimiwungo North and the other 'near mine' targets as showing significant potential to develop into resources which could be exploited during Lumwana mine life. Furthermore, the significant number of radiometric anomalies actively being investigated offer great potential to increase the Company's current uranium resources.

Equinox is expanding its exploration effort now that Lumwana construction has commenced so as to maintain an exploration 'pipeline' of projects.

Zambezi Project

Although the Company has been focusing on Lumwana, Equinox has maintained other exploration activities in Zambia. Equinox controls 100% of tenements covering 19,300 km^2, located predominantly in North Western Zambia and on the Copperbelt, referred to as the Zambezi Project. Equinox controls extensive ground positions over 3 of the 4 mineralized 'domes' in Zambia.

In the Kafue Dome of the Copperbelt the Kitwe-Mwekere properties adjoin many of the current major Copperbelt mining operations. The most highly prospective targets within these tenements, include the Ndola West, Ngala and Mwekere prospects. All of these are in the Lower Roan sequence which extends for approximately 90 km along the border between Zambia and the Democratic Republic of Congo ('DRC'), between the leases surrounding the Bwana Mkubwa Mine (First Quantum Minerals) in the southeast, to the Mufulira Mine (Mopani Copper Mines) in the northwest. This sequence also hosts a number of recent discoveries, including the Frontier and Nina prospects of First Quantum that are located within 2 km on the DRC side of the border. Equinox controls most of the ground on the Zambian side of the border.

Other priority prospects include Ndola West where the Company intersected significant shallow oxide copper mineralization, including a wide intercept of 64m @ 2.33% copper.

Previous drilling at Ndola West also generated significant intersections e.g. 9.0m of 3.8% copper and interpretation of the geochemical and geophysical data suggests that copper mineralization similar in character to the sequence that hosts the Bwana Mkubwa and Mufulira mines along strike may well be present and may extend along a strike length of up to 4.5 km.

The geology remains open along strike to the south-east as well as at depth and substantial further drilling is planned for 2007.


LUM 320
LUM 320

The Equinox team comprises people with significant expertise in exploration, development and financing of new mining projects and operations.

The Board and focused management team comprise the blend of technical, project management, project development, financing and legal expertise required for the success and dynamic growth of the Company in Africa and beyond.

The Equinox team provides a foundation for the effective management of the Lumwana construction and development as well as for the management of the Company's exploration programs.

Board

Sir Sam Jonah (Non-executive Chairman) has extensive experience and stature within the mining industry. Until recently, Sir Sam was the Executive President of AngloGold Ashanti Limited and was on the boards of Anglo American Corporation of South Africa, Anglo American Platinum Corporation Ltd. Sir Sam sits on the boards of a number of other public companies. Sir Sam was conferred with an Honorary Knighthood by Her Majesty Queen Elizabeth II and is a member of various advisory committees.

Craig Williams (President and Chief Executive Officer) is a geologist involved in mineral exploration and development for over 30 years, co-founding Equinox in 1993 along with the late Dr Bruce Nisbet. He has been directly involved in several significant discoveries, including the Ernest Henry Deposit in Queensland and a series of gold deposits in Western Australia. Mr Williams and the late Dr Nisbet were jointly awarded 'Prospector of the Year' in 1994 by the Australian Association of Mining and Exploration Companies in recognition of their track record of discovery. Mr Williams has extensive corporate management and financing experience.

Harry Michael (Executive Director, Vice-President Operations and Chief Operating Officer) is a mining engineer with extensive mine development and operational experience, both within Australia and internationally. Of particular relevance is his experience as CEO of Geita Gold Mining Ltd, one of the largest open cut mines in Africa and as General Manager of the large open cut Iduapriem Gold Mine in Ghana.

David Mosher (Non-executive Director) is President and CEO of High River Gold Mines Limited of Canada which operates gold mines in Canada, Russia and Burkina Faso. He has over 30 years mining experience in Australia, North America, Russia, Asia and Africa with extensive experience in mine development, corporate management and financing.

Brian Penny (Non-executive Director and Chair of the Audit Committee) is Vice President Finance of Western Goldfields, Inc and Vice President Finance and CFO of Silver Bear Resources and formerly, Vice President, Finance and Chief Financial Officer of Toronto-based Kinross Gold Corporation. He is a Certified Management Accountant (Ontario) and has in excess of 20 years experience of accounting, financial and corporate management, and corporate governance within the mining industry.

Management

Michael Klessens (Vice President Finance and Chief Financial Officer) has over 19 years of experience in the mining industry, particularly corporate and financial management, project financing and the development of mining operations.

Robert Rigo (Vice President Project Development) is an engineer with over 29 years experience in the mining and mineral processing industry and particularly the management of major open pit mining operations (Boddington) and feasibility studies (Cadia).

Kevin van Niekerk (Vice President Investor Relations & Corporate Development) is an engineer with substantial African experience who manages the Toronto office and the Company's investor relations in North America.

Ralph Gibson (Vice President Project Finance) has extensive experience in mining project finance, having worked for financial institutions in Australia and the UK providing debt and hedging facilities to mining companies in Australia, Africa, the former Soviet Union and the Americas.

Financials

Expressed in US Dollars unless otherwise stated



Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2006.

The following discussion and analysis for Equinox Minerals Limited ('Equinox' or the 'Company') should be read in conjunction with the December 2005 and 2006 audited consolidated financial statements and related notes thereto. This information is presented as of March 15, 2007. The financial information contained in this document is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. All amounts in this discussion are expressed in U.S. dollars, unless identified otherwise.

Equinox is an international mineral exploration and development company listed on both the TSX and ASX (TSX and ASX symbol: 'EQN'), with a focus on base and precious metals.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

1. HIGHLIGHTS FOR THE YEAR

LUMWANA PROJECT DEVELOPMENT

- A fixed-price EPC contract of US$407.6 million was signed with the joint venture of Ausenco Limited ('Ausenco') and Bateman Engineering BV ('Bateman') which includes a significant portion of the project's capital cost, engineering, contingency, escalation and an EPC fee.

- The project debt facility was signed with a group of financial institutions ('the Lenders') to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project. Debt drawdown is expected to commence during Q2-2007 subject to Equinox meeting a number of conditions precedent.

- Long-term power construction and supply agreements were signed with the Zambian power authority, ZESCO Limited with power commissioning scheduled by Q4-2007.

- An in-fill drill program was completed at Lumwana which more than doubled mine life to 37 years, with Proved and Probable Mineral Reserves alone of 16 years.

- Construction commenced in early 2006, highlights include:
  - Clearing, bulk earthworks and site preparation has been completed for the plant site footprint, critical areas of the Heavy Industrial Area and the initial portion of the Lumwana Town residential area;
  - Assembly of the initial Hitachi Diesel/AC-drive haul trucks commenced with the components for the first two 240t trucks arriving on site in December 2006. Tires, to be supplied under a long-term supply and management contract also began arriving on site late in 2006;
  - Completion of the main embankment wall and stream diversion channel for the water storage facility allowing build up to occur with the onset of the wet season;
  - Clearing and topsoil stripping has commenced for the stage 1 pit within the Malundwe deposit in preparation for mining activities scheduled to commence in April 2007;
  - The first mass concrete pour took place in December, 2006 and is continuing for the SAG/ball mill and primary crusher foundations; and
  - The construction schedule and budget remain on target with commissioning scheduled during Q2-2008.

EXPLORATION

- The recently completed drill program at the Ndola West prospect in Zambia included an intercept of 64m @ 2.33% copper, including 38m @ 3.5% copper. Ndola West has generated significant previous intersections (including 9.0m of 3.8% copper) and interpretation of the geochemical and geophysical data by the Company suggests that copper mineralization could extend along a strike length of up to 4.5km.

- Initial drill results from the first 10 reverse circulation ('RC') drill holes into the Kanga Prospect occurring 300m directly on strike and immediately to the south of the planned Malundwe Main Pit at Lumwana include an intercept of 8m @ 1.01% copper, including 4m @ 1.6% copper. Three of the holes intersected uranium mineralization confirming earlier AGIP/COGEMA results from the 1980's.

- The leases on which Equinox was previously exploring for nickel in the Widgiemooltha-Higginsville region of the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture and its tenements in the Cloncurry district of Northwest Queensland, have been vended into a new company, Liontown Resources Limited ("Liontown"), which is listed on the ASX and trades under the symbol 'LTR'. Equinox owns an 11.4% equity interest in Liontown.

- Equinox's interest in Alturas Minerals Corp., an exploration company whose licenses are focused on gold and copper-gold deposits in Peru, was diluted from 70% to 28.3% as a result of its amalgamation with Iron Lakes Minerals ('ILM'). Alturas Minerals Corp. trades on the TSX Venture Exchange under the symbol 'ALT'.

CORPORATE

- Standard & Poor's Canadian Index Operations published new index changes for the Canadian S&P/TSX Composite Index following a quarterly S&P/TSX Composite Index review and that effective at the open on Monday, December 18, 2006, Equinox was added to the S&P/TSX Composite Index, the TSX SmallCap Index and the Materials, Metals & Mining Sector Index.

2. SELECTED FINANCIAL INFORMATION

The table below sets forth selected financial data relating to the Company's years ended December 31, 2006, December 31, 2005 and December 31, 2004. This financial data is derived from the Company's audited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

Period Ended	**December 31 2006**	**December 31 2005**	**December 31 2004**
EARNINGS AND DEFICIT	**12 Months**	**12 Months**	**18 Months**
Other Income / (Expenses)	9,302,121	(72,975)	1,577,844
Exploration Expense	2,456,118	2,142,514	2,653,791
General and Administration	5,601,150	2,375,185	1,211,587
Incentive Stock Option Expense	16,064,291	1,768,843	1,307,852
Share of loss of equity accounted investee	457,612	0	0
Income Tax	(982,584)	0	0
Loss	(16,176,581)	(6,646,007)	(3,653,536)
Loss per share (dollars)	0.0434	0.0515	0.0519
Weighted avg # of shares	372,903,499	129,156,661	70,448,475
BALANCE SHEET			
Total Assets	357,174,366	158,901,751	31,841,124
Total Liabilities	68,944,405	11,588,653	11,738,620
Shareholders' Equity	288,229,961	147,313,098	20,102,504

3. RESULTS OF OPERATIONS

Twelve months ended December 31, 2006 v twelve months ended December 31, 2005

- Several items contributed to the substantial increase in Other Income to $9,302,121 for the year ended December 31, 2006 (2005: Expense $72,975). Increased cash balances during the year resulted in interest received of $4,833,052 (2005: $395,394). Foreign exchange gains derived from monetary assets and liabilities held in currencies other than US dollars and a weakening US dollar produced a gain of $512,355 (2005: loss of $472,698). The amalgamation of Alturas Minerals Corp. ('Alturas') with Iron Lake Minerals on April 6, 2006 diluted Equinox's interest in Alturas from 70% to 30%, resulting in a dilution gain of $1,828,987 and a $628,328 cost recovery (2005: $Nil). The sale of the Company's interest in Australian exploration tenements produced a once off gain of $1,420,740 (2005: $Nil).

- The exploration program in Zambia has seen exploration expenditures for the year increase to $2,456,118 (2005: $2,142,514).

- General and administrative costs were higher for 2006 at $5,601,150 (2005: $2,375,185) due to higher staffing levels and costs, increased travel costs, legal fees, insurance premiums and stock exchange fees. In addition, contract payments made on the death of director Dr Bruce Nisbet contributed to the higher costs.

- The incentive stock option expense of $16,064,291 for 2006 (2005: $1,768,843) resulted from the vesting of options granted and/or approved to employees and directors during the year. A significant portion of this relates to options granted to Directors in 2005 and approved at the General Meeting of shareholders held on June 6, 2006.

- Interest income of $3,930,336 (2005: $nil) derived from funds held for the development of the Lumwana Project is unable to be offset against mine development capital costs, which are 100% deductible in the year incurred. Under the concessional arrangements negotiated as part of the Development Agreement income tax is levied at 25% and payment of taxes is deferred until the Lumwana Project debt funding has been repaid in full. Accordingly an income tax expense and corresponding non-current tax liability of $982,542 (2005: $nil) have been recorded.

4. DISCUSSION OF CASH FLOWS

Cash Flows From	**December 31 2006**	**December 31 2005**
Operating activities	(2,990,533)	(3,178,390)
Financing activities	128,462,694	130,603,897
Investing activities	(171,634,774)	(18,834,280)

Twelve months ended December 31, 2006 v twelve months ended December 31, 2005

- Cash outflow from operating activities was $2,990,533 (2005: $3,178,390). Despite incurring higher cash operating costs the significant amount of interest income received during the year was able to offset any increase in outflows.

- Cash inflow from financing activities generated $128,462,694 (2005: $130,603,897). This principally was the result of the following equity issues.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

The first tranche of a private placement with ZCCM which closed on March 31, 2006 with the issue of 9,227,777 common shares at a price of C$1.89 per share and realized gross proceeds of C$17,440,499 (US$15,000,000). Net proceeds after deducting fees were US$14,952,530.

The second and final tranche of a private placement with ZCCM which closed on September 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

On September 20, 2006 a Canadian public offering closed with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,109,608.

The company also received $597,528 net proceeds from 1,154,999 stock options exercised during the year ended December 31, 2006 at varying strike prices.

The net proceeds from these issues are being used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

Deferred financing fees of $7,566,459 (2005: $1,483,861) were paid in relation to the US$583.8 million bank debt facility for the Lumwana Project.

- Cash outflows from investing activities $171,634,774 (2005: $18,834,280) are principally for the construction and development of the Lumwana Project of $147,799,860 (2005: $5,719,610). There was also a significant increase in restricted cash of $24,209,914 (2005: $55,464) which represents cash deposits held against guarantees and letters of credit issued in relation to the Lumwana mine development.

5. DISCUSSION OF FINANCIAL POSITION AND LIQUIDITY

	December 31 2006	December 31 2005
	$	$
Assets		
Cash and cash equivalents	66,238,047	111,689,812
Restricted cash	24,265,378	55,464
Other current assets	6,229,932	195,300
Capital assets	235,491,049	45,477,314
Other non-current assets	24,949,960	1,483,861
Total Assets	357,174,366	158,901,751
Liabilities		
Current liabilities	57,421,572	3,067,064
Long-term debt	8,086,838	8,291,150
Employee future benefits	29,849	230,439
Non current tax liability	982,584	0
Asset Retirement Obligation	2,423,562	0
Total Liabilities	68,944,405	11,588,653
Shareholders' equity	288,229,961	147,313,098
Outstanding number of shares	438,208,807	317,113,253

Cash and Cash Equivalents
Cash and cash equivalents decreased to $66,238,047 at December 31, 2006 (December 31, 2005: $111,689,812), due to expenditures on capital assets for the Lumwana Project offset by issues of equity. Restricted cash of $24,265,378 at December 31, 2006 (December 31, 2005: $55,464) should also be taken into consideration when reviewing the liquidity of the Company as this amount represents cash deposits held against guarantees and letters of credit issued in relation to the Lumwana mine development. Of this balance $16,265,378 will be applied to project development costs during the first quarter of 2007.

Other Current Assets
Other current assets increased to $6,229,932 at December 31, 2006 (December 31, 2005: $195,300) resulted from an increase in reclaimable VAT and prepaid insurance premiums on the Lumwana Project.

Capital Assets
The increase in capital assets at December 31, 2006 to $235,491,049 (December 31, 2005: $45,477,314) is principally related with construction and development of the Luwmana Project as follows:

- Construction in progress of $138,118,387 (December 31, 2005: $5,502,499);
- Mine development costs of $93,939,827 (December 31, 2005 $Nil);
- With the development of the Lumwana mine underway deferred exploration and evaluation costs of $41,837,372 incurred on the Lumwana Project have been transferred to the mine development asset; and
- Other property, plant and equipment of $3,432,836 (December 31, 2005 $419,425).

Other Non-Current Assets
Deferred financing fees of $21,782,845 (December 31, 2005 $1,483,861) arising from the due diligence process and upfront costs associated with establishing the US$583.8 million bank debt facility for the Lumwana Project.

An equity investment in Alturas is the result of the successful amalgamation between Alturas with ILM and subsequent dilution of Equinox's interest to a 30.5% shareholding has resulted in a change of accounting method from consolidation to equity accounting. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The initial carrying value of the Company's interest in Alturas was $1,828,987. Equinox's interest in Alturas subsequently reduced to 28.3% of the issued and outstanding shares due to Alturas warrants and options exercised during the quarter ending September 30, 2006. Losses incurred by Alturas during the second and third quarters of $1,577,746 have resulted in a reduction in carrying value of $457,612 to $1,371,375 as at December 31, 2006.

Equinox holds a $375,000 promissory note issued by Alturas which is non interest bearing and payable on March 31, 2010.

An investment at cost of $1,420,740 was established when Equinox vended its interest in a number of Australian exploration tenements to Liontown Resources Limited ('Liontown'), a new IPO listing, in return for an 11.4% shareholding. Liontown began trading on the ASX on December 27, 2006 under the symbol "LTR".

Current Liabilities
Current liabilities at December 31, 2006 increased to $57,421,572 (December 31, 2005: $3,282,417) due to creditors and accruals associated with the Lumwana Project.

Asset Retirement Obligation
In line with developments at the Luwmana Project future costs to retire, including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized at December 31, 2006 of $2,423,562 (2005: $Nil). Although the ultimate amount to be incurred is uncertain, management has at December 31, 2006 estimated the asset retirement cost of work completed to date using an expected mine life of 18 years and a total estimated obligation of $3,946,090 (2005: $Nil).

Contractual Obligations

Equinox's contractual obligations are as follows:

Contractual Obligations – US$	Payments Due by Period – As at December 31, 2006 Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt – current portion	1,155,263	1,155,263	—	—	—
Long Term Debt	8,086,838	—	3,465,788	2,310,525	2,310,525
Operating Leases	92,136	81,490	10,646	—	—
Employee Entitlements	259,489	229,640	—	—	29,849
Capital Commitments – Lumwana	537,926,977	437,561,109	100,365,868	—	—
Total Contractual Obligations	547,520,703	439,027,502	103,842,302	2,310,525	2,340,374

The outstanding capital commitment of the Company relates to long lead items and site establishment costs for construction of the Lumwana Mine.

Shareholders' Equity

Shareholders' equity has increased to $288,229,961 as at December 31, 2006 (December 31, 2005: $147,313,098) arising from equity issues and the vesting of incentive stock options issued.

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of C$0.80 per share and realized gross proceeds of C$17,722,500 (US$15,205,905). Net proceeds after deducting fees were US$14,445,610.

The first tranche of a private placement with ZCCM which closed on March 31, 2006 with the issue of 9,227,777 common shares at a price of C$1.89 per share and realized gross proceeds of C$17,440,499 (US$15,000,000). Net proceeds after deducting fees were US$14,952,530.

The second and final tranche of a private placement with ZCCM which closed on September 30, 2006 with the issue of 10,833,980 common shares at a price of C$1.545 per share and realized gross and net proceeds of C$16,738,499 (US$15,000,000).

On September 20, 2006 a Canadian public offering closed with the issue of 75,000,000 common shares at a price of C$1.40 per share and realized gross proceeds of C$105,000,000 (US$93,996,000). Net proceeds after deducting fees were US$91,109,608.

The company also received $597,528 net proceeds from 1,154,999 stock options exercised during the year ended December 31, 2006 at varying strike prices.

At March 15, 2007 the company had 546,784,019 ordinary shares outstanding (See section 11 – Subsequent Event). In addition there were 29,523,566 incentive stock options outstanding with exercise prices ranging from C$0.48 to C$1.61 per share and 26,406,250 warrants with an exercise price of C$2.30.

6. OUTLOOK

Equinox is progressing the Lumwana Project towards development. The Company has completed the Lumwana Definitive Feasibility Study which provides the basis for the development of Lumwana. Successful capital raisings during 2005, 2006 and 2007 have contributed significantly towards advancing the project. The Development Agreement with the Government of the Republic of Zambia has been signed and provides the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions of the project. The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia. Equinox has signed the fixed price EPC contract with project constructors Ausenco and Bateman. At December 31, 2006 the Company had outstanding capital commitments for the Lumwana Project of $537.9 million. The project debt facility has been signed with a group of financial institutions to provide a total of US$583.8 million in senior and subordinated project finance for the completion of development and construction of the Lumwana Project. Debt drawdown is expected to commence during Q2-2007 subject to Equinox meeting a number of conditions precedent which include the conclusion of concentrate offtake arrangements and hedging arrangements.

Critical Accounting Estimates and Accounting Policies

The accounting policies that involve significant management judgement and estimates are discussed in this section. For a complete list of the significant accounting policies, reference should be made to note 2 of the 2006 audited consolidated financial statements.

Exploration Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead or administrative expenditure, but does not include general overhead or administrative expenditure.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recovered through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Asset Impairment Evaluations

Management reviews the recoverable value of deferred exploration and evaluation and capital assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Where they believe those values to be lower than the carrying values, such expenditure will be written down accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of these assets.

Foreign Currency Translations
The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

Stock Option Pricing Model
Stock options granted to employees or external parties are recognized at fair value as an expense in equal installments over the vesting period and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Contingent Liabilities
The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management has been advised of existing native title claims over the Company's tenements in Australia. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

Estimates, Risks and Uncertainties
Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Asset Retirement Obligation
The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is accreted over time, through periodic charges to earnings, to its estimated initial fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset. Subsequent to the initial recognition of the asset retirement obligation and associated asset retirement cost any changes resulting from a revision to either timing or amount of estimated cash flows are prospectively reflected in the year those estimates change.

Deed of Cross Guarantee
On December 24, 2004 Equinox Minerals Limited and certain Australian incorporated companies entered in to a Deed of Cross Guarantee (the 'Deed') under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this 'Closed Group' (as defined by Australian Securities and Investments Commission Class Order 98/1418) are: Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

Changes in Accounting Policies including Initial Adoption

Financial instruments, comprehensive income and hedges

In January 2005, the CICA issued Handbook Sections 3855, 'Financial Instruments – Recognition and Measurement', 1530, 'Comprehensive Income', and 3865, 'Hedges'. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Company will adopt these new standards effective January 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 'Hedging Relationships', and the hedging guidance in Section 1650 'Foreign Currency Translation' by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

Corporate Responsibility for Financial Reports

The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

7. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The table below sets forth selected financial data for each of the eight quarters ending December 31, 2006. The financial data is derived from the Company's interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

Financial Data – Last Eight Quarters

Three Months Ended	Dec 06	Sep 06	Jun 06	Mar 06	Dec 05	Sep 05	Jun 05	Mar 05
Other Income $('000)	2,988	378	4,058	1,877	(314)	102	26	113
Income/(Loss) $('000)	(1,462)	(3,390)	(10,536)	(789)	(2,546)	(1,655)	(1,291)	(1,154)
Income/(Loss) per share (dollars)	(0.003)	(0.009)	(0.030)	(0.002)	(0.014)	(0.013)	(0.012)	(0.012)
Weighted avg # of shares - Millions	435.30	368.30	348.61	338.38	179.07	129.71	110.43	96.51

8. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains 'forward-looking statements', which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities.

Technical information in this publication is summarized or extracted from the 'Amended Technical Report on the Lumwana Copper Project, North West Province, Republic of Zambia' dated October 2006, prepared by Michael Davis, Process Manager, Ausenco Ltd., Ross Bertinshaw, Principal of Golder Associates Pty Ltd., Tim Miller, Director, of Investor Resources Finance Pty Ltd, and Robert Hanbury, Associate Director, of Knight Piésold Pty Ltd., each of whom is a 'Qualified Person' in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the October 2006 Technical Report which is filed on SEDAR (www.sedar.com) and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated.

9. RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These risk factors, include but are not limited to: exploration and mining involves a high degree of risk and uncertainty; mineral resources and reserves are estimates only; there is no certainty that further exploration will result in the upgrade of inferred mineral resources to proven and probable mineral reserves; Equinox may be adversely affected by fluctuations in metal prices; Equinox has no history of mining operations; Equinox currently depends heavily on the Lumwana Project; Equinox may require further capital from external sources to fund its operating costs and develop Lumwana; Equinox does not insure against all risks; Equinox's operations and activities are subject to environmental risks; government regulation may adversely affect Equinox; Equinox is subject to international operations risks; Equinox will require other mineral reserves in the future; Equinox does not at present hedge metal or currency futures; Equinox's title to its properties may be subject to challenge and the existence of possible undetected defects in respect of which title insurance is generally not available; carrying values of Equinox's assets may be adversely affected by fluctuations in the copper, cobalt and sulphuric acid markets and changes in operation and production factors; Equinox is dependent on key personnel.

There are risks specific to Lumwana, including: the economic viability of the Lumwana Project; the Lumwana debt facility is subject to the Company achieving a number of conditions precedent; the securing of offtake contracts for Lumwana concentrate on economically viable terms; the provision of grid power to the project; road access to the project is limited and completion of necessary upgrades is not guaranteed; inflation in Zambia may have negative effects on the results of operations; the handling and disposal of waste rock containing uranium at Lumwana may present environmental and health risks; and HIV/AIDS and other infectious diseases may have a negative effect on the work force and increase medical costs.

Risks specific to Australian operations include the risk that Equinox's ownership of mining tenements are subject to uncertainty under the Native Title Act (Australia); and exploration and mining tenements may be subject to forfeiture.

The Company's risk factors are discussed in detail in the Company's short form prospectus dated February 27, 2007, and AIF which are available on SEDAR at www.sedar.com and should be reviewed in conjunction with this document.

10. Outstanding Share Data

As at March 15, 2007 the Company has two securities classes outstanding, common shares and warrants. As at March 15, 2007, the Company had 546,784,019 common shares and 26,406,250 warrants outstanding. (See Section 11 – Subsequent Event).

Equinox issued warrants as part of the bought deal equity offering completed on March 6, 2007 and are listed on the TSX under the trading symbol 'EQN.WT'. Each warrant is exercisable for one common share at an exercise price of $2.30 per share and expires on May 6, 2008.

Equinox has an employee Incentive Plan and a Chairman's Incentive Plan (together the "Plans"). Options may be granted under the Plans to directors, officers, employees or service providers of Equinox.

11. Subsequent Events

On January 9, 2007 in connection with the execution of the US$407.6 million Lumwana Project ('Lumwana') fixed price EPC construction contract ('EPC'), Equinox has issued to Ausenco Projects Limited and Bateman International Projects BV, a subsidiary of Bateman Engineering NV, the EPC Contractors, a total of 2,950,212 common shares (50% to each party) at C$1.7189 per share (the five-day volume weighted average trading price on the Toronto Stock Exchange determined to the close of markets on January 8, 2007) to the value of C$5,071,000 (US$4,314,000) that being a portion of the first quarterly milestone payment under the terms of the EPC contract.

On February 15, 2007 Equnox's wholly owned subsidiary Lumwana Mining Company Limited ('LMC') and Chambishi Copper Smelter Limited ('Chambishi'), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd, have signed a Concentrate Sale and Purchase Agreement (the 'Agreement') for approximately 55% of the copper concentrates to be produced by the LMC Mine during the initial 5 years of production. The Agreement is a 5-year 'take and pay' contract which commences from LMC commissioning scheduled from July 1, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of LMC concentrates. Chambishi will charge LMC copper treatment and refining charges to be determined annually based on global benchmark terms.

On March 6, 2007 the Company closed its bought deal equity offering including the exercise of the over-allotment option, and issued a total of 105.625 million units ('Units') at a price of Cdn$2.00 per Unit for gross proceeds of $179.3 million (Cdn$211.25 million) (the 'Offering'). Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning), Lumwana Uranium Feasibility Study, exploration costs, general working capital and expenses of the Offering.

Equinox – Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Craig R Williams
PRESIDENT & CHIEF EXECUTIVE OFFICER

Mike Klessens
CHIEF FINANCIAL OFFICER
March 15, 2007

Auditors' Report to the Shareholders of Equinox Minerals Limited

We have audited the consolidated balance sheets of Equinox Minerals Limited as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Toronto, Ontario
March 15, 2007

Equinox Minerals Limited
Development Stage Company

Consolidated Balance Sheets

As at December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005
		$	$
ASSETS			
Current assets			
Cash and cash equivalents		66,238,047	111,689,812
Restricted Cash	5	24,265,378	55,464
Accounts receivable		5,705,790	144,330
Prepayments		524,142	50,970
		96,733,357	111,940,576
Property, plant and equipment	7	235,491,049	5,921,924
Deferred exploration and evaluation costs	8	—	39,555,390
Deferred financing fees	9	21,782,845	1,483,861
Equity investment	10	1,371,375	—
Other financial assets	11	1,795,740	—
		357,174,366	**158,901,751**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		56,036,669	3,067,064
Current portion of employee future benefits	18	229,640	215,353
Current portion of long term debt	12	1,155,263	—
		57,421,572	3,282,417
Long term debt	12	8,086,838	8,291,150
Employee future benefits	18	29,849	15,086
Non current tax liability	4	982,584	—
Asset Retirement Obligation	13	2,423,562	—
		68,944,405	**11,588,653**
SHAREHOLDERS' EQUITY			
Share capital	14	304,217,013	162,940,552
Deficit		(34,868,389)	(18,691,808)
Contributed surplus	15	18,893,678	3,076,695
Cumulative translation adjustments		(12,341)	(12,341)
		288,229,961	**147,313,098**
		357,174,366	**158,901,751**
Nature of operations and going concern	1		
Contingent liabilities	16		
Commitments for expenditure	17		
Subsequent events	22		

APPROVED BY THE BOARD

Craig R Williams, Director   Sir Samuel Jonah, Director

The accompanying notes are an integral part of these consolidated financial statements.

Equinox Minerals Limited
Development Stage Company

Consolidated Statements of Earnings & Deficit

For the years ended December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Other Income / (Expense)	3	9,302,121	(72,975)	12,857,876
Expenditure				
Exploration		2,456,118	2,142,514	14,088,263
General and administration		5,601,150	2,375,185	12,345,720
Capital raising costs – Alturas		—	486,103	486,103
Incentive stock options expensed		16,064,291	1,768,843	19,140,986
Share of loss of equity accounted investee	10	457,612	—	457,612
Amortization of property, plant and equipment		99,761	62,887	670,311
		24,678,932	6,835,532	47,188,995
Loss before income tax and non controlling interest		**(15,376,811)**	**(6,908,507)**	**(34,331,119)**
Income tax	4	(982,584)	—	(982,584)
Non controlling interest	6	182,814	262,500	445,314
Loss for the period		**(16,176,581)**	**(6,646,007)**	**(34,868,389)**
Deficit – beginning of period		(18,691,808)	(12,045,801)	
Deficit – end of period		**(34,868,389)**	**(18,691,808)**	
Basic and diluted loss per share		0.0434	0.0515	
Weighted average number of shares outstanding		372,903,499	129,156,661	

The accompanying notes are an integral part of these consolidated financial statements.

Equinox Minerals Limited

Development Stage Company

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

	Notes	December 31 2006	December 31 2005	Cumulative from inception on June 29 1993
		$	$	$
Cash flows (used in) / provided by operating activities				
Loss for the period		(16,176,581)	(6,646,007)	(34,868,389)
Items not affecting cash:				
Amortization of property, plant and equipment		99,761	62,887	670,311
Unrealised foreign exchange (gain) / loss		(508,767)	472,698	(249,036)
Incentive stock option expense		16,064,291	1,768,843	19,140,986
Gain on sale of Alturas Minerals Corp.		(2,457,315)	—	(2,457,315)
Share of loss of equity accounted investee		457,612	—	457,612
Gain on sale of interest in exploration tenements		(1,420,740)	—	(1,420,740)
Gain on sale of property, plant and equipment		(8,722)	(6,000)	(25,339)
Income tax expense		982,584	—	982,584
Other		—	—	407,658
Proceeds from sale of property, plant & equipment		7,433	6,000	47,472
Changes in non-cash working capital				
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits		137,708	1,109,683	1,866,045
(Increase) / decrease in accounts receivable and prepayments		(167,797)	53,506	(165,024)
		(2,990,533)	**(3,178,390)**	**(15,613,175)**
Cash flows (used in) / provided by financing activities				
Issue of share capital		139,809,671	140,003,558	314,513,446
Share issue costs		(3,780,518)	(7,915,800)	(16,367,348)
Proceeds from borrowings		—	—	13,727,345
Repayment of borrowings		—	—	(7,000,000)
Deferred financing fees		(7,566,459)	(1,483,861)	(9,050,320)
Finance lease principal repayments		—	—	(65,265)
		128,462,694	**130,603,897**	**295,757,858**
Cash flows (used in) / provided by investing activities				
Deferred exploration and evaluation costs		—	(13,059,206)	(37,902,858)
Decrease / (increase) in restricted cash		(24,209,914)	(55,464)	(24,265,378)
Payments for property, plant and equipment		(147,799,860)	(5,719,610)	(153,447,619)
Promissory note receipts		375,000	—	375,000
		(171,634,774)	**(18,834,280)**	**(215,240,855)**
Net (decrease) / increase in cash and cash equivalents		**(46,162,613)**	**108,591,227**	**64,903,828**
Cash and cash equivalents – beginning of period		111,689,812	3,640,946	—
Effects of exchange rate changes on cash held in foreign currencies		710,848	(542,361)	1,334,219
Cash and cash equivalents – end of period		**66,238,047**	**111,689,812**	**66,238,047**
Total interest payments made		433,214	444,369	1,375,519
Non-cash financing and investing activities	20			

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 & 2005

1. NATURE OF OPERATIONS AND GOING CONCERN

Equinox Minerals Limited ('Equinox') was incorporated under the Canada Business Corporations Act on January 19, 2004. Equinox was established for the purpose of becoming the Canadian holding company of Equinox Resources Limited ('Equinox Resources'), a company incorporated under the Australian *Corporations Act 2001 (Cth)*, pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources.

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox has the option to acquire for a payment of $12.8 million on the commencement of commercial production.

The recoverability of capitalised costs in relation to the Lumwana Project is dependent on the ability of the Company to successfully build and operate the mine. The amounts shown as deferred costs, mine development and construction in progress represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values.

These financial statements have been prepared using Canadian generally accepted accounting principles ('GAAP') applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company has not reached commercial production and is in the process of constructing the Lumwana mine in Zambia. In addition to its working capital requirements, the Company currently has capital commitments of $538 million over the next two years relating to mine construction. The Company must secure sufficient funding to meet its construction and working capital commitments. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company has approximately $66 million in cash at December 31, 2006 and successfully raised a further $179 million cash in March 2007 to fund capital commitments. The Company is in the process of fulfilling the conditions precedent to secure a project financing facility of approximately $584 million. The Company's financing efforts to date, if successful, are expected to enable the Company to meet its construction commitments and working capital requirements. Nevertheless, there is no assurance that these initiatives will be sufficient or successful.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital, complete the construction of the Lumwana mine and, eventually, to generate positive cash flows from mining operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

In addition to the Lumwana Project, the Company is in the process of exploring mineral properties in Zambia, Peru through its 28.3% stake in Alturas and in Australia through its 11.4% interest Liontown.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been presented in accordance with Canadian GAAP. Summarized below are the significant accounting polices used in these consolidated financial statements.

a) Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Company. The effects of all transactions between entities in the consolidated group are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of earnings and deficit from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.
Investments in which the company has significant influence but does not have control are accounted for using the equity method. Under the equity method the investment is initially recorded at cost and the carrying value is adjusted thereafter, quarterly in arrears, to reflect the Company's pro-rata share of post acquisition income or loss. The amount of adjustment is included in the determination of net income of the Company and the investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies. The carrying values of equity investments are regularly reviewed against market values, based on the closing prices of recognised security exchanges, to ensure there is no impairment. When there is a loss in value that is other than a temporary decline, the investment is written down to recognise the loss.

Investments in which the company does not have significant influence are accounted for at cost.

b) Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include mineral property valuations, reclamation liabilities and contingent liabilities. Actual results may differ from those estimates.

c) Income Tax
The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

d) Exploration and Evaluation Costs
Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management consider the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

e) Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income, with the exception of amortization which is translated at the historical rate for the associated asset. Realized exchange gains and losses and currency translation adjustments are included in income.

f) Property, Plant and Equipment

The cost of each item of property, plant and equipment is amortized on a straight line basis over its expected useful life to the Company. The expected useful lives of plant and equipment held are between three and ten years, and five years for buildings.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is amortized over its expected useful life.

Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion the asset is amortized on a units of production basis.

The carrying value of property, plant and equipment is reviewed regularly and, to the extent to which these values exceed their recoverable amounts the asset is written down to fair value.

g) Employee Future Benefits

i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for wages, salaries and annual leave are recognized when the liability is incurred, and are measured as the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rate paid or payable.

ii) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows.

iii) Defined contribution plan

The amount charged to the statement of operations in respect of the defined contribution plan represents the contributions made by the Company to the plan in the period.

h) Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue.

i) Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option would be anti-dilutive.

j) Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is accreted over time, through periodic charges to earnings, to its estimated initial fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset. Subsequent to the initial recognition of the asset retirement obligation and associated asset retirement cost any changes resulting from a revision to either timing or amount of estimated cash flows are prospectively reflected in the year those estimates change.

k) Stock Options

Stock options granted to employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 2 (d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Cash received from the exercise of options for common shares is credited to share capital.

l) Deferred financing fees

Costs incurred (including the fair value of shares and options granted) to obtain long-term debt or finance facilities are deferred and amortized over the respective terms of the underlying debt.

Interest and financing fees are recognized as expenses in the period in which they are incurred, except where they are included in the cost of qualifying assets. Interest and financing fees incurred in direct connection with financing a qualifying asset are included in the cost of the qualifying asset.

m) Receivables

All receivables are recognized at the amounts due for settlement no more than 90 days from the date of recognition. The collectibility of receivables is reviewed on an ongoing basis. Accounts, which are known to be uncollectible, are written off. A provision for doubtful accounts is raised where some doubt as to collection exists.

n) Financial Instruments, Comprehensive Income and Hedges

In January 2005, the CICA issued Handbook Sections 3855, 'Financial Instruments – Recognition and Measurement', 1530, 'Comprehensive Income', and 3865, 'Hedges'. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Company will adopt these new standards effective January 1, 2007.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

3. OTHER INCOME / (EXPENSE)

	Notes	2006	2005
		$	$
Interest received		4,833,052	395,394
Gain on disposal of assets		8,722	6,000
Foreign exchange gain / (loss)		512,355	(472,698)
Gain on dilution of Alturas Minerals Corp.	6	2,457,315	—
Gain on sale of interest in exploration tenements	11(b)	1,420,740	—
Other		69,937	(1,671)
		9,302,121	**(72,975)**

4. INCOME TAX

A reconciliation of income taxes at statutory rates and the Company's effective income tax expenses is as follows:

	2006	2005
	$	$
Loss from ordinary activities before income tax expense	(15,193,997)	(6,646,007)
Income taxes at Canadian statutory rates - 36.12% (2005: 38%)	(5,488,072)	(2,525,483)
Difference in Tax Rates	532,290	419,655
Tax benefits not recognized	(4,328,107)	(2,105,828)
Income tax expense for the period	(982,584)	—

Interest income of $3,930,336 (2005: $nil) derived from funds held for the development of the Lumwana Project is unable to be offset against mine development capital costs, which are 100% deductible in the year incurred. Under the concessional arrangements negotiated as part of the Development Agreement income tax is levied at 25% and payment of taxes is deferred until the Lumwana Project debt funding has been repaid in full. Accordingly an income tax expense and corresponding non-current tax liability of $982,584 (2005: $nil) have been recorded.

No income tax benefit has been brought to account in respect of the loss for the period as this benefit is not considered more likely than not to be realized. Management estimate the Company's tax losses carried forward and their related potential income tax benefits at each period end to be as follows:

	December 31 2006	December 31 2005
	$	$
Related potential income tax benefit	4,991,851	4,076,026

None of the above potential income tax benefits relate to capital losses and these amounts do not have a fixed expiry date.

5. RESTRICTED CASH

	December 31 2006	December 31 2005
	$	$
Cash deposits held as security	24,265,378	55,464

As at December 31, 2006 cash deposits were held by the Company's bankers against a guarantee and letters of credit issued in relation to the Lumwana mine development. The letters of credit and bank guarantee expire in less than twelve months.

6. NON CONTROLLING INTEREST

During 2004 Equinox commenced exploration activities in Peru through the acquisition of a 70% equity interest in Alturas Minerals SRL ('Alturas Peru'), a local Peruvian company, whose principals have been involved in mining and exploration in Peru since the 1970's. Alturas Peru is assembling a portfolio of gold projects in Peru. The cost to Equinox of the acquisition of the interest in Alturas Peru was through the funding of the first $1.0 million of Alturas Peru expenditure, beyond which each party contributes funds in direct proportion to their shareholding. As at March 31, 2006 Alturas Peru had incurred costs of $3,387,848 resulting in a contribution from the non controlling party, on a cash received basis, of $445,314.

Alturas Minerals Corp. ('Alturas') was incorporated under the Canada Business Corporations Act on May 17, 2005 for the purpose of becoming the Canadian holding company of Alturas Peru. Pursuant to the reorganization Equinox held a 70% interest in Alturas and Alturas Peru is a wholly owned subsidiary of Alturas.

On February 10, 2006 Equinox received 1,000,000 common shares of Alturas in order to offset $500,000 in contributions made in excess of the agreed to proportionate split.

On April 6, 2006 Alturas completed its amalgamation with Iron Lakes Minerals ('ILM') receiving three and a half ILM shares for every Alturas share. As a result of this transaction, Alturas became a wholly owned subsidiary of ILM. Concurrent to the amalgamation ILM/Alturas Minerals Corp. raised gross proceeds of C$6,993,430 via a fully subscribed brokered private placement which resulted in a dilution of Equinox's interest in Alturas from 70% to 30.5%. The loss of control in Alturas triggered a change in treatment from full consolidation to equity accounting, resulting in a gain of $2,457,315 consisting of a $1,828,987 dilution gain and a $628,328 cost recovery. Immediately on completion of the amalgamation ILM was renamed to Alturas Minerals Corp. ('ALT') and began trading on the TSX Venture Exchange ('TSX-V') on April 10, 2006 under the symbol 'ALT'.

Equinox's interest in ALT reduced to 28.3% of the issued and outstanding shares due to warrants and options exercised during the quarter ending September 30, 2006. Equinox remains the majority shareholder in ALT and subsequent to the dilution referred to above treated its interest in ALT as an equity investment in accordance with the accounting policy outlined in note 2 (a).

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 & 2005

7. PROPERTY, PLANT AND EQUIPMENT

	December 31 2006	December 31 2005
	$	$
Buildings		
Buildings – at cost	125,174	82,505
Less: accumulated amortization	(85,038)	(60,032)
	40,136	22,473
Plant & equipment		
Plant & equipment – at cost	4,601,794	1,307,234
Less: accumulated amortization	(1,209,095)	(910,282)
	3,392,699	396,952
Construction In Progress – at cost	138,118,387	5,502,499
Mine development – at cost	93,939,827	—
Total Property, plant and equipment	**235,491,049**	**5,921,924**

Mine development includes capitalized interest for the year ended December 31, 2006 of $474,835 (2005: nil).

8. DEFERRED EXPLORATION AND EVALUATION COSTS

	December 31 2006	December 31 2005
	$	$
Lumwana Project		
Cost – beginning of the period	39,555,390	27,567,525
Expenditure incurred during the period	856,197	12,793,635
Interest on long term debt	474,835	433,494
Foreign exchange loss / (gain)	950,950	(1,239,264)
Transfers to mine development	(41,837,372)	—
Cost – end of the period	**—**	**39,555,390**

With the development of the Lumwana mine underway all deferred costs incurred in exploring and evaluation the Lumwana Project have been transferred to the mine development asset.

9. DEFERRED FINANCING FEES

	December 31 2006	December 31 2005
	$	$
Lumwana Project		
Cost – beginning of the period	1,483,861	—
Fees incurred during the period	20,298,984	1,483,861
Cost – end of the period	**21,782,845**	**1,483,861**

10. EQUITY INVESTMENT

a) Carrying amounts

Ownership Interest Name of Company	December 31, 2006			December 31, 2005		
	%	No. Shares	$	%	No. Shares	$
Alturas Minerals Corp.	28.3	9,333,333	1,371,375	—	—	—

Alturas Minerals Corp. is incorporated in Canada and listed on the TSX-V. At December 31, 2005 the Company held a 70% interest in Alturas and it was included as a consolidated subsidiary in the December 31, 2005 financial statements of the Company (see note 6).

	December 31 2006	December 31 2005
	$	$
b) Movements in carrying amounts		
Opening carrying value in Equinox – at cost	—	—
Dilution gain arising from private placement	1,828,987	—
Share of profits or loss	(457,612)	—
Carrying value at end of the period	**1,371,375**	**—**

In accordance with the Company's policy for equity accounted investments the carrying value of the investment in Alturas is adjusted quarterly in arrears to reflect the Company's pro-rata share of Alturas' post acquisition income or loss. The reduction of carrying value and expense included in the determination of the net loss for the year is $457,612 representing the pro-rata share of Alturas' recorded loss of $1,577,746 for the six months ended September 30, 2006. Equinox's interest in Alturas' issued and outstanding shares reduced from 30.5% at June 30, 2006 to 28.3% at September 30, 2006 due to warrants and options exercised during the quarter ended September 30, 2006.

The market value of the Company's investment in Alturas Minerals Corp. based on the closing share price of C$0.76 at December 31, 2006 is $6,086,789.

11. OTHER FINANCIAL ASSETS

	December 31 2006	December 31 2005
	$	$
Alturas Promissory Note	375,000	—
Investment at Cost - Liontown	1,420,740	—
Total Other Financial Assets	**1,795,740**	**—**

a) Alturas Promissory Note

On March 31, 2006 Alturas issued a $750,000 promissory note to Equinox in order to reduce the over contribution Equinox had made with respect to each company's proportion of shareholding. This promissory note is non interest bearing and payable on March 31, 2010.

On November 28, 2006 Alturas repaid $375,000 of the balance due on the promissory note. Alturas has the right to repay the remaining balance in whole at any time and the promissory note is non-assignable.

The fair value of the promissory note is estimated by management to be approximately $320,551.

b) Investment in Liontown

The leases on which Equinox was previously exploring for nickel in Western Australia through the Cowan Nickel Joint Venture and its tenements in the Northwest Queensland, have been vended into a new company, Liontown Resources Limited ('Liontown'), which is listed on the ASX and trades under the symbol 'LTR'.

As consideration for the tenements Equinox received 9,000,000 Liontown shares with a fair value at date of sale of A$0.20 per share for a total of $1,420,740 (A$1,800,000). At December 31, 2006 Equinox owned 11.4% of the outstanding shares in Liontown and accounts for this investment at cost. The market value of the Company's investment in Liontown based on the closing share price of A$0.33 at December 31, 2006 is $2,344,221.

12. LONG TERM DEBT

	December 31 2006	December 31 2005
	$	$
Unsecured		
Long term portion of EIB Loan (€7,000,000 in total)	9,242,101	8,291,150
Less: current portion	(1,155,263)	—
Total non-current interest bearing liabilities	**8,086,838**	**8,291,150**

EIB loan

The Euro based loan, issued by the European Investment Bank ('EIB'), has a thirteen year term, expiring in 2014. Under the terms of the loan facility, the repayment of the principal will be in eight annual equal instalments until September 2014, the first instalment of $1,155,263 is due to commence on September 30, 2007. Interest, paid annually on September 30, is fixed at 5.26% per annum and in 2007 this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time. Interest on the EIB loan for the year ended December 31, 2006 was $474,835 (2005: $433,494).

Given the terms of the loan its fair value cannot practically be calculated. No repayments have been made on the EIB loan to date and its carrying value has been adjusted in accordance with the company's foreign exchange accounting policy.

The EIB loan is repayable as follows:

Year ending 31 December:	**$**
2007	1,155,263
2008	1,155,263
2009	1,155,263
2010	1,155,263
2011	1,155,263
Thereafter	3,465,786
	9,242,101

13. ASSET RETIREMENT OBLIGATION

The Company has restoration and remediation obligations associated with its Lumwana mine. The following table summarizes the movements in the asset retirement obligation:

	Year Ended December 31 2006	**Year Ended December 31 2005**
	$	**$**
Recognition of new obligation	2,423,562	—
Balance - End of period	**2,423,562**	**—**

The asset retirement obligations have been recorded initially as a liability at fair value, assuming a credit adjusted risk-free discount rate equivalent to the one year LIBOR rate of 5.31% as at December 31, 2006 and an inflation factor of 2.5%. Although the ultimate amount to be incurred is uncertain, management has at December 31, 2006 estimated the asset retirement cost of work completed to date using an expected mine life of 18 years and a total undiscounted estimated cash flow of $6,154,554.

14. SHARE CAPITAL

a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$ / A$	US$
Balance at December 31, 2004		**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
	Balance at December 31, 2005	**317,113,253**			**$162,940,552**
December 2005	Share issue costs				(75,042)
January 2006	Issue of shares	22,153,125	C$0.80	C$17,722,500	15,205,905
	Less: Share issue costs				(760,295)
March 2006	Issue of shares	9,227,777	C$1.89	C$17,440,499	15,000,000
	Less: Share issue costs				(47,470)
June 2006	Issue of shares	10,833,980	C$1.545	C$16,738,499	15,000,000
August 2006	Conversion of stock options	12,332			13,175
	Less: Share issue costs				(896)
September 2006	Issue of shares	75,000,000	C$1.40	C$105,000,000	93,996,000
	Less: Share issue costs				(2,886,392)
December 2006	Conversion of stock options	1,154,999			841,901
	Less: Share issue costs				(911)
	Issue of shares	2,713,341	C$2.1175	C$5,745,500	5,000,000
	Less: Share issue costs				(9,514)
	Balance at December 31, 2006	**438,208,807**			**$304,217,013**

The net proceeds from shares issued during the year will be used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

c) Stock Options

Equinox established an employee Incentive Plan in June 2004 and a Chairman's Incentive Plan in 2005 (together the 'Plans'). Options may be granted under the Plans to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plans shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plans provide that the total number of Equinox common shares which may be issued pursuant to the Plans shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plans (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, options granted under the employee Incentive Plan will be exercisable in three tranches, one third may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Chairman's Incentive Plan will be exercisable immediately. All options granted to Directors are subject to approval at a general meeting of shareholders as required by Australian Stock Exchange listing rules. Such options are expensed only once approval is obtained. Options granted under the Plans are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at December 31, 2006:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
			(Years)		
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**6.7**	**8,720,000**	**C$0.69**
Options issued, vesting over 2 years	850,000	C$0.60	8.2	566,667	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	8.4	100,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	8.7	594,667	C$0.85
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**7.0**	**9,981,334**	**C$0.69**
Options issued, vesting over 2 years	750,000	C$0.85	8.7	500,000	C$0.85
Options issued, vesting over 2 years	8,805,000	C$0.95	9.0	2,935,000	C$0.95
Options issued, vesting immediately	3,000,000	C$0.48	9.0	3,000,000	C$0.48
Options issued, vesting immediately	1,308,000	C$0.85	8.7	1,308,000	C$0.85
Options issued, vesting immediately	4,920,565	C$0.95	9.0	4,920,565	C$0.95
Options issued, vesting over 2 years	1,350,000	C$1.61	9.7	450,000	C$1.61
Options exercised	(1,167,331)	C$0.60	—	(1,167,331)	C$0.60
Options forfeited or expired	(54,668)	C$1.55	—	(54,668)	C$1.55
Outstanding at December 31, 2006	**29,523,566**	**C$0.85**	**8.6**	**21,872,899**	**C$0.78**

Available for grant at December 31, 2006 14,297,314

The fair value of the 20,133,565 options granted during the year under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.86% to 4.24%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 20,133,565 options granted amounts to $17,307,020 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $16,064,291 for 2006 (2005: $1,768,643). As at December 31, 2006 the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $1,887,542 (December 31, 2005 $614,478).

15. CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	December 31 2006	December 31 2005
	$	$
Balance – Beginning of period	**3,076,695**	**1,307,852**
Stock based compensation	16,077,369	1,768,843
Transferred to share capital on conversion of stock options	(247,308)	—
Stock options forfeited	(13,078)	—
Balance – End of the period	**18,893,678**	**3,076,695**

16. CONTINGENT LIABILITIES

The Company has contingent liabilities as follows:

	December 31 2006	December 31 2005
	$	$
Bank guarantees and letters of credit in respect of:		
Leased premises – secured by cash deposits	31,572	29,204
Exploration permits – secured by cash deposits	28,389	26,260
Lumwana mine development – secured by cash deposits	24,205,417	—
	24,265,378	**55,464**

The *Native Title Act* has created significant uncertainties in respect of ownership of mining tenements in Australia. Management have been advised of existing native title claims over the Company's tenements in Australia. Due to continuing uncertainties in the application of the *Native Title Act*, the effect, if any, of these claims and procedures on Equinox is not clear.

17. COMMITMENTS FOR EXPENDITURE

a) Exploration Expenditure Commitments

In order to maintain current rights of tenure to exploration tenements, the Company has discretionary exploration expenditure commitments as at December 31, 2006 of $500,000 (December 31, 2005 of $1,526,543) for the next year. These obligations are not provided for in the financial statements.

No estimate has been given beyond one year as this is dependent upon the Directors' review of operations in the short to medium term. Commitments for all tenement expenditure can be terminated at any date by forfeiture, exemption, sale or assignment of the tenements.

b) Lumwana Mine Capital Commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana Mine at December 31, 2006 are:

	December 31 2006	December 31 2005
	$	$
Within 1 year	437,561,109	39,896,993
Within 1 to 2 years	100,365,868	—
Total commitments	**537,926,977**	**39,896,993**

c) Lease commitments

	December 31 2006	December 31 2005
	$	$
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	81,490	143,959
Within 1 to 2 years	10,646	95,336
Within 2 to 3 years	—	7,668
Total commitments	**92,136**	**246,963**

These operating leases are for office premises and office equipment and expire in 2007 and 2008.

18. EMPLOYEE FUTURE BENEFITS

a) Defined Contribution Plan

All employees are entitled immediately upon joining the Company's work force to superannuation benefits upon retirement. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continues. The fund is an accumulation fund and benefits paid are based on defined contributions and earnings of the fund. Amounts paid to the fund on behalf of employees for the period are as follows:

	Year Ended December 31 2006	Year Ended December 31 2005
	$	$
Amounts paid on behalf of employees	199,135	264,608

b) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows plus two percent for company specific risk. At December 31, 2006 salaries are assumed to grow at a rate of 3% per annum and cash flows are discounted using a rate of 5.6%.

	Year Ended December 31 2006	Year Ended December 31 2005
	$	$
Balance – Beginning of period	230,439	179,477
Liability recognised during period	100,644	53,593
Reduction of liability through leave paid	(68,827)	(2,557)
Reduction of liability through cessation of employment	(2,767)	(74)
Balance – End of period	**259,489**	**230,439**
Less current portion	(229,640)	(215,353)
Total non-current long service leave provision	**29,849**	**15,086**

19. SEGMENT INFORMATION

The Company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Lumwana Project
Construction of the Lumwana Project in northwest Zambia commenced in 2006 with commissioning expected during the second quarter of 2008.

Exploration
Equinox has 100% control of tenements covering 19,300 km^2, located predominantly in North Western Zambia and on the Zambian Copperbelt. The Company is actively exploring this area for copper and uranium resources.

Corporate
The corporate segment is responsible for regulatory reporting and corporate administration.

For the year ended December 31, 2006 segment information is presented as follows:

	Lumwana	Exploration	Corporate	Total
	$	$	$	$
Interest Received	3,930,336	59	902,657	4,833,052
Other income (expense)	10,458	55,190	4,403,421	4,469,069
Share of loss of equity accounted investee	—	—	(457,612)	(457,612)
Operating expenses	—	(2,472,247)	(21,649,312)	(24,121,559)
Amortization of property, plant and equipment	—	(31,653)	(68,108)	(99,761)
Segment profit (loss) before under noted items	3,940,794	(2,448,651)	(16,868,954)	(15,376,811)
Income taxes	(982,584)	—	—	(982,584)
Minority interest	—	182,814	—	182,814
Segment profit (loss)	2,958,210	(2,265,837)	(16,868,954)	(16,176,581)
Property, plant and equipment	235,283,461	83,003	124,585	235,491,049
Equity Investment	—	—	1,371,375	1,371,375
Total assets	345,261,701	257,202	11,655,463	357,174,366

For the year ended December 31, 2005 segment information is presented as follows:

	Lumwana	Exploration	Corporate	Total
	$	$	$	$
Interest Received	—	147	395,247	395,394
Other income (expense)	6,000	119,485	(593,853)	(468,368)
Operating expenses	(6,779)	(1,784,106)	(4,981,761)	(6,772,646)
Amortization of property, plant and equipment	—	(6,845)	(56,042)	(62,887)
Segment profit (loss) before under noted items	(779)	(1,671,319)	(13,704,713)	(6,908,507)
Income taxes	—	—	—	—
Minority interest	—	262,500	—	262,500
Segment profit (loss)	(779)	(1,408,819)	(13,704,713)	(6,646,007)
Property, plant and equipment	5,701,787	8,840	211,297	5,921,924
Total assets	46,741,038	101,832	112,058,881	158,901,751

Geographical Reporting

The Company's Lumwana Project and exploration programs are both located in Zambia. The Canadian and Australian segments carry out all of the groups corporate activities. In previous years regional exploration was carried out in Peru.

The total assets located by geographical areas are as follows:

Geographical Reporting **Total Assets**	**December 31** **2006**	**December 31** **2005**
	$	$
Zambia	346,274,074	48,193,987
Australia	6,906,365	14,127,804
Canada	3,993,927	96,478,128
Peru	—	101,832
	357,174,366	**158,901,751**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 & 2005

20. FINANCIAL INSTRUMENTS

a) Interest Rate Risk Exposures

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity.

		Fixed Interest maturing in			Non	
	Variable Interest Rate	1 yr or less	Over 1 to 5 years	Over 5 yrs	Interest Bearing	Total
	$	$	$	$	$	$
December 31, 2006						
Financial assets						
Cash and cash equivalents	6,280,254	59,550,316	—	—	407,477	66,238,047
Restricted cash	—	24,263,588	—	—	1,790	24,265,378
Receivables	—	—	—	—	5,705,790	5,705,790
	6,280,254	83,813,905	—	—	6,115,057	96,209,215
Weighted average interest rate	2.19%	5.24%	—	—	—	
Financial liabilities						
Accounts payable	—	—	—	—	56,036,669	56,036,669
EIB Loan	—	1,155,263	4,621,052	3,465,786	—	9,242,100
	—	1,155,263	4,621,052	3,465,786	56,036,669	65,278,769
Weighted average interest rate[1]	—	5.26%	5.26%	5.26%	—	
Net financial assets (liabilities)	**6,280,254**	**82,658,642**	**(4,621,052)**	**(3,465,786)**	**(49,921,612)**	**30,930,446**

[1] interest on the EIB loan switches to variable on October 1st 2007 as per note 12.

	Variable Interest Rate	1 yr or less	Over 1 to 5 years	Over 5 yrs	Non Interest Bearing	Total
December 31, 2005						
Financial assets						
Cash and cash equivalents	956,287	110,473,694	—	—	259,831	111,689,812
Restricted cash	—	53,809	—	—	1,655	55,464
Receivables	—	—	—	—	144,330	144,330
	956,287	110,527,503	—	—	405,816	111,889,606
Weighted average interest rate	2.59%	2.94%	—	—		
Financial liabilities						
Accounts payable	—	—	—	—	3,067,064	3,067,064
EIB Loan	—	—	4,145,575	4,145,575	—	8,291,150
	—	—	4,145,575	4,145,575	3,067,064	11,358,214
Weighted average interest rate	—	—	5.26%	5.26%		
Net financial assets (liabilities)	**956,287**	**110,527,503**	**(4,145,575)**	**(4,145,575)**	**(2,661,249)**	**100,531,392**

b) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents, interest and non-interest bearing monetary financial assets and financial liabilities of the Company approximates their carrying amounts, with the exception of the Concessional loan for which it is not practical to calculate the fair value.

c) Credit Risk Exposures

The credit risk on financial assets, excluding investments, of the Company, which have been recognised on the balance sheet, is the carrying amount, net of any provisions for doubtful debts. In the case of cash deposits, credit risk is minimised by depositing with recognised financial intermediaries such as banks subject to Australian Prudential Regulation Authority supervision.

d) Foreign Exchange Exposure

A substantial portion of the cash balances are held in currencies other than US dollars; accordingly, the Company has exposure to fluctuations in exchange rates.

e) Borrowing Costs

Borrowing costs are recognised as an expense in the period incurred, except where they are capitalised as part of deferred exploration and evaluation activities – refer note 2 (d).

Borrowing costs include:
- interest on bank overdrafts and short term and long term borrowings;
- certain exchange differences arising from foreign currency borrowings; and
- amortization of deferred financing costs in relation to the issuance of options to financiers.

21. NON-CASH FINANCING AND INVESTING ACTIVITIES

On December 8, 2006, in connection with the execution of the US$583.8 million bank debt facility for the Lumwana Project the Company issued to the EIB, in its capacity as subordinated lender and in accordance with the EIB subordinated loan, 2,713,341 common shares at C$2.1175 per share to the value of C$5,745,500 (US$5,000,000) as part of providing the EIB loan facilities.

Australian exploration leases on which Equinox was previously exploring for nickel have been vended into a new company, Liontown Resources Limited ('Liontown'), which is listed on the ASX and trades under the symbol 'LTR'. As consideration for the tenements Equinox received 9,000,000 Liontown shares, refer to note 11 for further details.

22. SUBSEQUENT EVENT

On January 9, 2007 in connection with the execution of the US$407.6 million Lumwana Project ('Lumwana') fixed price EPC construction contract ('EPC'), Equinox has issued to Ausenco Projects Limited and Bateman International Projects BV, a subsidiary of Bateman Engineering NV, the EPC Contractors, a total of 2,950,212 common shares (50% to each party) at C$1.7189 per share (the five-day volume weighted average trading price on the Toronto Stock Exchange determined to the close of markets on January 8, 2007) to the value of C$5,071,000 (US$4,314,000) that being a portion of the first quarterly milestone payment under the terms of the EPC contract.

On February 15, 2007 Equinox's wholly owned subsidiary Lumwana Mining Company Limited ('LMC') and Chambishi Copper Smelter Limited ('Chambishi'), a joint venture between China Nonferrous Metal Mining (Group) Co. Ltd. and Yunnan Copper Industry (Group) Co. Ltd, have signed a Concentrate Sale and Purchase Agreement (the 'Agreement') for approximately 55% of the copper concentrates to be produced by the LMC Mine during the initial 5 years of production. The Agreement is a 5-year 'take and pay' contract which commences from LMC commissioning scheduled from July 1, 2008. The annual commitment to Chambishi will be 100,000 tonnes of copper contained in concentrates, which equates to approximately 230,000 tonnes per year of LMC concentrates. Chambishi will charge Lumwana copper treatment and refining charges to be determined annually based on global benchmark terms.

On March 6, 2007 the Company closed its bought deal equity offering including the exercise of the over-allotment option, and issued a total of 105.625 million units ('Units') at a price of Cdn$2.00 per Unit for gross proceeds of $179.3 million (Cdn$211.25 million) (the 'Offering'). Each Unit consists of one common share in the capital of the Company and one-quarter of one common share purchase warrant. Each full warrant is exercisable for one common share at an exercise price of $2.30 per share for a period of 14 months following closing of the Offering. The syndicate of underwriters was co-led by Sprott Securities Inc. and CIBC World Markets Inc. and included Dundee Securities Corporation, GMP Securities L.P., Paradigm Capital Inc., Raymond James Ltd., RBC Capital Markets Inc., TD Securities Inc. and Laurentian Bank Securities Inc. The net proceeds from the Offering will be used to fund ongoing costs associated with the development of the Company's Lumwana Project in Zambia (including village, hedging, interest and debt service costs prior to commissioning).

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 & 2005

23. DEED OF CROSS GUARANTEE

Information in relation to the Deed of cross guarantee is presented for the purposes of the Company's reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both 'the Closed Group' and 'the Extended Closed Group' as defined by the Australian Securities and Investments Commission ('ASIC') Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the 'Closed Group') entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian *Corporations Act 2001* and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Lumwana Mining Company Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited and Equinox Nickel Ventures Pty Ltd (together the 'Extended Closed Group').

Set out below are the condensed statements of earnings and balance sheets for the years ended December 31, 2006 and 2005 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings	**Closed Group**		**Extended Closed Group[1]**	
	December 31 2006	**December 31 2005**	**December 31 2006**	**December 31 2005**
	$	**$**	**$**	**$**
Other Income/Expense	6,949,372	(1,827,660)	9,302,121	(72,975)
Expenditure				
Exploration	314,781	1,123,969	2,456,118	2,142,514
General and administration	5,581,832	2,095,795	5,601,150	2,375,185
Capital raising costs	—	—	—	486,103
Incentive stock options issued	16,064,291	1,768,843	16,064,291	1,768,843
Share of loss of equity accounted investee	457,612	—	457,612	—
Amortization of property, plant and equipment	68,108	56,042	99,761	62,887
	22,486,624	5,044,649	24,678,932	6,835,532
Loss for the period	**(15,537,252)**	**(6,872,309)**	**(15,376,811)**	**(6,908,507)**
Income Tax	—	—	(982,584)	—
Non controlling interest	—	—	182,814	262,500
Deficit – beginning of period	(16,786,155)	(9,913,846)	(18,691,808)	(12,045,801)
Deficit – end of period	**(32,323,407)**	**(16,786,155)**	**(34,868,389)**	**(18,691,808)**

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 & 2005

Condensed balance sheet	Closed Group		Extended Closed Group[1]	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
	$	$	$	$
ASSETS				
Current assets				
Cash and cash equivalents	7,956,700	110,919,073	66,238,047	111,689,812
Restricted cash	59,961	55,464	24,265,378	55,464
Accounts receivable	298,287	141,698	5,705,790	144,330
Prepayments	34,346	24,078	524,142	50,970
	8,349,294	111,140,313	96,733,357	111,940,576
Receivables from subsidiaries[2]	280,582,582	36,769,240	—	—
Investments in subsidiaries	—	2,200,695	—	—
Property, plant and equipment	139,052	220,788	235,491,049	5,921,924
Deferred exploration and evaluation costs	—	—	—	39,555,390
Deferred financing cost	—	—	21,782,845	1,483,861
Equity Investment	1,371,375	—	1,371,375	
Other financial assets	1,795,740	—	1,795,740	—
	292,238,043	**150,331,036**	**357,174,366**	**158,901,751**
LIABILITIES				
Current liabilities				
Accounts Payable and accrued liabilities	1,191,269	869,505	56,036,669	3,067,064
Current portion of employee future benefits	229,640	215,353	229,640	215,353
Current portion of long term debt	—	—	1,155,263	—
	1,420,909	1,084,858	57,421,572	3,067,064
Long term debt	—	—	8,086,838	8,291,150
Employee future benefits	29,849	15,086	29,849	15,086
Non current tax liability	—	—	982,584	—
Asset Retirement Obligation	—	—	2,423,562	—
	1,450,758	**1,099,944**	**68,944,405**	**11,588,653**
SHAREHOLDERS' EQUITY				
Share capital	304,217,014	162,940,552	304,217,013	162,940,552
Deficit	(32,323,407)	(16,786,155)	(34,868,389)	(18,691,808)
Contributed surplus	18,893,678	3,076,695	18,893,678	3,076,695
Cumulative translation adjustments	—	—	(12,341)	(12,341)
	290,787,285	**149,231,092**	**288,229,961**	**147,313,098**
	292,238,043	**150,331,036**	**357,174,366**	**158,901,751**

(1) The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.

(2) These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

Equinox – Statement of Corporate Governance

The Corporation's approach to effective corporate governance is in accordance with the guidelines published by the Toronto Stock Exchange ('TSX') (the 'TSX Guidelines') and is consistent with the Australian Stock Exchange ('ASX') guidelines. The following is a description of those practices.

Mandate of the Board of Directors

The Board of Directors supervises the management of the business and affairs of the Corporation. The Board of Directors assumes responsibility for the stewardship of the Corporation, including the areas described below:

a) Strategic Planning: The Board of Directors regularly reviews and approves strategic plans and initiatives of the Corporation at Board of Directors meetings, and otherwise as required.
b) Risk Assessment: The Board of Directors has primary responsibility to identify principal risks in the Corporation's business and ensure the implementation of appropriate systems to manage these risks.
c) Succession Planning: The Board of Directors is responsible for succession planning, including the appointment, training and monitoring of senior management.
d) Communications: The Board of Directors oversees the Corporation's public communications with shareholders and others interested in the Corporation.
e) Internal Controls: The Board of Directors and the Audit Committee of the Board of Directors oversee the Corporation's financial and non-financial internal control and management information systems.
f) Disclosure: The Board of Directors periodically reviews management's compliance with the Corporation's disclosure policies and procedures and shall, if advisable, approve material changes to the Corporation's disclosure policies and procedures.

In addition to its general oversight responsibilities and those matters which by law are required to be approved by the Board of Directors, prior approval of the Board of Directors is required for any action that is outside of the ordinary course of business or which involves a significant dollar amount or material impact on the Corporation.

The Board of Directors, together with the Chief Executive Officer, have developed position descriptions for the Board of Directors and for the Chief Executive Officer, including defining the limits to management's responsibilities. The Board of Directors also approve the corporate objectives which the Chief Executive Officer is responsible for meeting.
It is the Board of Directors' expectation that members of management will carry out their duties and discharge their responsibilities with professionalism and integrity, with a view to achieving the Corporation's objectives and enhancing shareholder value.

Composition of the Board of Directors

In accordance with the TSX Guidelines, the Board of Directors examines the factual circumstances of each director in the context of the TSX Guidelines in order to ensure at least one half of the directors that comprise the Board are unrelated directors. The Corporation's Board of Directors is composed of five directors, three of whom are, in the opinion of the Board of Directors, unrelated directors, Sam Jonah, David Mosher and Brian Penny. Craig Williams and Harry Michael are related directors by virtue of their respective management positions with the Corporation.

Board of Directors' Independence

Sir Sam Jonah, the Chairman of the Board of Directors, is independent of management and has the responsibility of ensuring the Board of Directors discharges its responsibilities. The Board of Directors considers that this appointment is appropriate and beneficial to the Board of Directors, due to Sir Sam Jonah's extensive knowledge of the Corporation's business and affairs. Although the Corporation has not implemented formal structures or procedures for the independent functioning of the Board of Directors, the Board of Directors believes that it operates independently of management. Individual directors may engage outside advisors at the expense of the Corporation within defined cost limits beyond which the Chairman's consent is required.

At least annually, the Board of Directors, with the assistance of the Corporate Governance and Nominating Committee, determines the independence of each director based on the definition of independence contained in National Instrument 58-101 - Disclosure of Corporate Governance Practices ('NI 58-101') and the independence of each Audit Committee member based on the definition of independence in National

Instrument 52-110 - Audit Committees. It is an objective that at least one half of the directors be independent as determined in accordance with NI 58-101, and if at any time less than one half of directors are independent, the Board will consider possible steps and processes to facilitate its exercise of independent judgment in carrying out its responsibilities.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. In accordance with the TSX Guidelines the committees of the Board of Directors are composed entirely of unrelated, outside (i.e. non-management) directors.

The Board of Directors has approved charters for each Board committee described below. Each charter shall be reviewed periodically, and, based on recommendations of the relevant committee and the Chairman of the Board, be approved by the Board. The Board has delegated for approval or review the matters set out in each Board committee's charter and may further delegate matters to such committees from time to time. As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
To facilitate communication between the Board and its committees, each committee Chair shall provide a report to the Board on material matters considered by the committee at the next Board meeting after each meeting of the committee.

Audit Committee

The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110 Audit Committees ('MI 52-110') of the Canadian Securities Administrators. The Audit Committee is comprised of Brian Penny, Sam Jonah and David Mosher, each of whom is financially literate, unrelated, independent director under MI 52-110.

The main responsibilities of the Audit Committee are to:

- recommend to the Board of Directors the external auditor to be nominated and the compensation of the external auditor;
- oversee the work of the external auditor;
- review and pre-approve all financial statements and management's discussion and analysis and annual and interim earnings press releases before they are publicly disclosed;
- review and report to the Board of Directors on the annual and quarterly financial reports and all other financial information;
- provide assurance to the Board of Directors that it is receiving adequate, timely and reliable information;
- assist the Board of Directors in reviewing the effectiveness of the Corporation's internal control environment, covering areas such as compliance with applicable laws and regulations, reliability of financial reporting, significant financial risks and effectiveness and efficiency of operations;
- liaise with the external auditor and ensure that the annual and quarterly reviews are conducted in an efficient manner;
- be involved in the appointment of senior financial executives;
- annually review the Corporation's insurance coverage and any off-balance sheet transactions;
- maintain procedures for responding to complaints regarding any questionable accounting or auditing matters;
- maintain procedures for the confidential, anonymous submission by employees of the Corporation and its affiliates of any concerns regarding any questionable accounting or auditing matters;
- review and pre-approve the terms of the annual audit engagement;
- review the relationship and performance of the external auditor on an annual basis; and
- review the level of non-audit services provided by the external auditors to ensure that it does not compromise auditor independence, and pre-approve all such services to be provided.

Compensation Committee

The Compensation Committee is comprised of Sam Jonah (Chairman), David Mosher and Brian Penny, each of whom is an unrelated, independent director.

The Compensation Committee's role is to oversee and provide support to the Board concerning the Corporation's remuneration policies and practices, considering the overall remuneration strategy, the awards of stock options and where possible the committee will verify the appropriateness of existing remuneration levels using external sources for comparison. All director and executive appointments and remuneration matters are decided by the full Board of Directors, in accordance with the Corporation constitution, after considering recommendations of the Compensation Committee, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team.

To assist in achieving this objective, the Compensation Committee compares the nature and amount of the directors' and executives' emoluments to performance against goals set for the year and considers relevant comparative information, independent expert advice, and the financial position of the Corporation.

All executives and senior employees of the Corporation are eligible to participate in the Corporation's Option Plan.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Sam Jonah (Chairman), David Mosher and Brian Penny, each of whom is an unrelated, independent director.

The Corporate Governance and Nominating Committee is responsible for developing the Corporation's approach to corporate governance issues. The Corporate Governance and Nominating Committee is mandated to adopt a strategic planning process, to identify the principal risks of the Corporation's business and to ensure the implementation of appropriate systems to manage these risks.

The Corporate Governance and Nominating Committee is also responsible for identifying and assessing areas of significant operational risk, and for ensuring that there are sufficient policies and procedures in place to manage these risks. Areas of risk are regularly considered at Board of Director meetings and reviewed in the monthly reports including risks related to performance and funding of exploration and development activities, budget control and asset protection, status of mineral tenements, sovereign risk and native title considerations, IT security and continuous disclosure obligations. It also includes the development and implementation of corporate communications policies.

The Corporate Governance and Nominating Committee is also mandated to plan for the succession of the Corporation, including appointing, training and monitoring senior management to ensure that the Corporation's Board and management have appropriate skill and experience.

The functions of the Corporate Governance and Nominating Committee also include administration of the Board of Directors' relationship with the management of the Corporation, monitoring the quality and effectiveness of its corporate governance system and ensuring the effectiveness and integrity of communication and reporting to shareholders and the public generally.

This committee is also responsible for assessing the performance of existing directors and proposing new nominees to the Board. New nominees must have a track record in general business management or special expertise in a strategic interest to the company and the ability to devote the time required. To date the Board of Directors has not required a formal orientation or education program for new recruits to the Board of Directors. The Chief Executive Officer and other members of senior management are and will continue to be available to the Board of Directors members to discuss the Corporation's business and assist in the orientation and education of Board of Directors members as required. The Board of Directors may consider more formal procedures if warranted in the future.

The Board of Directors has also established the following policies and procedures:

Environmental and Safety

The Board of Directors is responsible for establishing and assessing the environmental and safety policies of the Corporation. In this regard the Board of Directors is responsible for overseeing compliance with applicable environmental and safety laws and guidelines and development and implementation of all corporate policies in respect of environmental and safety issues. The Corporation's objective is to exceed the regulatory standards for management of the environments in which it operates. To achieve this objective, the Corporation:

- monitors its compliance with all relevant legislation;
- recognizes environmental policy as a corporate priority;
- continually reviews all operational activities to ensure compliance;
- actively works with government and relevant authorities where possible to develop effective, efficient and equitable measures to minimize the environmental effect of Corporation activities;
- encourages contractors and suppliers to embrace and comply with the Corporation's environmental policy; and
- provides an organizational framework to enable employees to understand and meet their environmental responsibilities.

Code of Conduct

The Board of Directors has adopted and has agreed to be bound by a Code of Conduct which requires each director of the Corporation:

- to act honestly, in good faith and in the best interests of the Corporation;
- to use due care and diligence in fulfilling their functions of office;
- to use their powers of office for proper purposes;
- to recognize that their primary responsibility is to the Corporation's shareholders as a whole having regard (where appropriate) to the interests of the Corporation's other stakeholders;
- to not make improper use of information they acquire as a director;
- to not take improper advantage of their position as director;

- to not allow personal interests to conflict with the interests of the Corporation;
- to be independent in judgment and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the Board;
- to protect the Corporation's confidential information; to not engage in conduct likely to bring discredit upon the Corporation; and
- to comply with the spirit, as well as the letter of the law and the principles of the Code of Conduct.

In addition all employees are expected to act in accordance with the highest professional and ethical standards in their dealings with other parties, including joint venture parties, landholders, government departments and suppliers of goods and services.

The purchase and sale of Company securities by directors and employees is generally only permitted during the thirty day period following the release of any significant developments in the Company, including half yearly and annual information/ financial statements and the Annual General Meeting. Any transactions undertaken must be notified to the Company Secretary in advance. Trading outside the thirty day period is required to be approved by the Chief Executive Officer or Company Secretary.

Size and Compensation of the Board of Directors

As noted above, the Board of Directors consists of five members. The Board of Directors considers that its current size is appropriate for effective decision making by the Board of Directors. The Board of Directors reviews director compensation from time to time. The Board of Directors considers that current director compensation realistically reflects the responsibilities and risks involved in being an effective director.

Meetings

The Board of Directors generally has at least eight regularly scheduled meetings in each financial year. Additional meetings may be held depending upon opportunities or issues to be dealt with by the Corporation from time to time.

The rules and regulations relating to the calling and holding of and proceedings at meetings of the Board are those established by the Canada Business Corporations Act and the by-laws and resolutions of the Corporation.

The Corporate Secretary, his or her designate or any other person the Board requests, acts as secretary of Board meetings. Minutes of Board meetings are recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present at least twice per year. Directors are expected to attend regularly scheduled Board meetings and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. The attendance record of individual directors will be disclosed in the Corporation's proxy circular as required by NI 58-101.

Independent Advisors

The Board of Directors has the authority to engage and terminate such independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes and to set and cause to be paid by the Corporation the compensation of any such counsel or advisors.

Shareholder Feedback

Inquiries from shareholders are referred initially to Kevin van Niekerk or Michael Klessens, who are responsible for shareholder communications.

The Corporation communicates regularly with shareholders and others interested in the Corporation through periodic press releases announcing business developments, the release of quarterly and annual financial results, continuous disclosure materials under applicable securities laws and responding to specific inquiries.

Board Review of Mandate and Committee Charters

The Board of Directors periodically reviews the adequacy of the Board's mandate and the charters of its committees. In accordance with NI 58-101, the text of this Board mandate shall be included in the Corporation's management information circular and, in accordance with MI 52-110, the text of the Audit Committee charter shall be included in the Corporation's annual information form.

Additional Australian Stock Exchange Information

As at March 1, 2007

STATEMENT OF ISSUED CAPITAL AT MARCH 1, 2007

Distribution of fully paid ordinary shareholders:

Size of Holding	Number of shareholders	Number of Common Shares
1 - 1,000	611	375,413
1,001 - 5,000	1,125	3,218,316
5,001 - 10,000	424	3,348,400
10,001 - 100,000	438	12,731,084
100,001 – and over	85	421,485,806
	2,683	441,159,019

Number of shareholders holding less than a marketable parcel	63	8,277

NUMBER OF EQUINOX SECURITIES QUOTED ON ASX

There are 441,159,019 common shares of Equinox Minerals Limited ('Equinox' or the 'Company') quoted on the ASX and Toronto Stock Exchange ('TSX').

NUMBER OF EQUINOX SECURITIES NOT QUOTED ON ASX

There are 29,523,566 unlisted employee incentive options allotted for issuance under the Equinox Employee Incentive Plan and the Chairman's Incentive Plan.

VOTING RIGHTS

All Equinox common shares carry one vote per share.

Each CHESS Depositary Interest ('CDI') represents one Equinox common share.

CDI holders are the beneficial owner of common shares and although they are not entitled to attend and vote at the Equinox shareholder meetings, CDI holders may direct CHESS Depositary Nominees Pty Ltd, as the legal holder of their Equinox common shares, to cast proxy votes at the relevant meeting.

QUOTATION

Equinox securities are quoted as 'EQN' on the TSX and ASX.

SUBSTANTIAL SHAREHOLDERS*

Name	No. of Common Shares	%
Roytor & Co	23,000,000	5.21

TOP 20 SHAREHOLDERS

As at March 1, 2006 the twenty largest shareholders as known by the Company, held 92.49% of the total common shares in the Company as follows:

Name	No. of Common Shares	%
CDS & Co*	302,174,994	68.50
Roytor & Co	23,000,000	5.21
National Nominees Limited	21,630,838	4.90
ZCCM Investment Holdings Plc	20,061,757	4.55
Westpac Custodian Nominees Limited	11,394,867	2.58
Citicorp Nominees Pty Ltd	6,824,068	1.55
J P Morgan Nominees Australia Limited	4,446,880	1.01
C R Williams Family Trust	3,081,603	0.70
Lynn Dalgety	3,049,838	0.69
Eurpoean Investment Bank	2,713,341	0.62
H A Stallman	1,660,000	0.38
RBC Securities Nominees Pty Ltd	1,475,106	0.33
Cogent Nominees Pty Ltd	1,394,544	0.32
Finisterre Investments Pty Ltd	1,000,000	0.23
ANZ Nominees Limited	978,304	0.22
The University of Melbourne	693,062	0.16
CRX Investments Pty Ltd	657,474	0.15
Farallon Capital Pty Ltd	640,000	0.15
Feta Nominees Pty Ltd	585,000	0.13
K Rodwell	575,295	0.13

ON-MARKET BUY-BACK

There is no current on-market buy-back of the Company's shares in place.

* CDS & Co hold shares of behalf of Canadian shareholders.

Equinox – Tenement Schedule

As at December 2006

PROJECTS	TENEMENTS	EQUINOX INTEREST	JOINT VENTURE PARTNER
ZAMBIA			
Lumwana	LML49	100%	
Mwombezhi Dome	PLLS148	100%#	
Kabompo	PLLS027		
Kitwe	PLLS026		
Lufwanyama	PLLS025		
Mwekere	PLLS176		
Kasanka	PLLS081		
SWEDEN			
Norrbotten		49% interest if JV formed	Phelps Dodge Mining
Kiruna North	EP 232-2005		
Lappträsken Nr4	EP 153-2003		
AUSTRALIA			
Gawler Craton Nuckulla Hill	EL3460	100% Diluting to 20%	Minotaur Exploration Limited
Curnamona Craton *Ethiudna*	EL3714	100%	

EL, EP = Exploration Licence; PLLS = Prospecting Licence; LML = Large scale Mining Lease; M = Mining Lease
Anglo American have a 70% clawback option should a mineral resource > 3 million tonnes copper metal (or equivalent) be discovered.

END